AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1995


                                                       REGISTRATION NO. 33-62711
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                AMENDMENT NO. 2
                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------


                       INFINITY BROADCASTING CORPORATION
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                      13-2766282
       (State or other jurisdiction of                       (I.R.S. Employer
       incorporation or organization)                     Identification Number)

                              -------------------
                               600 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 750-6400

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------
                                 FARID SULEMAN
              VICE PRESIDENT--FINANCE AND CHIEF FINANCIAL OFFICER
                       INFINITY BROADCASTING CORPORATION
                               600 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 750-6400
 (Name, address, including zip code, and telephone number, including area code, of agent for service of process)
                              -------------------
                PLEASE ADDRESS A COPY OF ALL COMMUNICATIONS TO:

          RICHARD D. BOHM, ESQ.                         DAVID B. CHAPNICK, ESQ.
          DEBEVOISE & PLIMPTON                        SIMPSON THACHER & BARTLETT
            875 THIRD AVENUE                             425 LEXINGTON AVENUE
        NEW YORK, NEW YORK 10022                       NEW YORK, NEW YORK 10017
             (212) 909-6000                                 (212) 455-2000

                              -------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                              -------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada of an aggregate of 6,800,000 shares of Class A Common Stock (the "U.S. Offering"). The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of 1,700,000 shares of Class A Common Stock (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The prospectuses for the U.S. Offering and the International Offering will be identical with the exception of the following alternate pages for the International Offering: a front cover page, a "Certain U.S. Tax Considerations Applicable to Non-U.S. Holders of the Class A Common Stock" section, an "Underwriting" section, an "Available Information" section and a back cover page. Such alternate pages appear in this Registration Statement immediately following the complete prospectus for the U.S. Offering.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED OCTOBER 18, 1995

PROSPECTUS
                                8,500,000 SHARES
                       INFINITY BROADCASTING CORPORATION
                              CLASS A COMMON STOCK
                              -------------------


   All of the 8,500,000 shares of Class A Common Stock offered hereby are being sold by Infinity Broadcasting Corporation ("Infinity" or the "Company"). Of the 8,500,000 shares of Class A Common Stock offered hereby, 6,800,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,700,000 shares are being offered in a concurrent international offering outside the United States and Canada by the International Underwriters (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The initial public offering price and the underwriting discount per share are identical for both Offerings. See "Underwriting."


   The Company's authorized capital stock includes Class A Common Stock, Class B Common Stock and Class C Common Stock (collectively, the "Common Stock") and preferred stock. The rights of holders of Common Stock are identical, except that each share of Class B Common Stock generally entitles its holder to ten votes, whereas each share of Class A Common Stock and Class C Common Stock entitles its holder to one vote. In addition, the holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's nine directors and the holders of Class C Common Stock, voting as a separate class, are also entitled to elect two of the Company's nine directors. Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with certain of the existing stockholders of the Company or, if shares have been transferred to an affiliated party, upon the death of the transferor of such shares. Each share of Class C Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with certain of the existing stockholders of the Company and upon the occurrence of certain other events. See "Description of Capital Stock."


   The Class A Common Stock has been traded on the New York Stock Exchange under the symbol "INF" since June 22, 1995 and was formerly traded on the NASDAQ National Market System under the symbol "INFTA." On October 17, 1995, the last reported sale price of the Class A Common Stock on the New York Stock Exchange was $33 1/4 per share. See "Price Range of Common Stock and Dividend Policy."


   SEE "RISK FACTORS" ON PAGE 7 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
          EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
          THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                     ADEQUACY OF THIS PROSPECTUS. ANY
                           REPRESENTATION TO THE
                               CONTRARY IS A CRIMINAL
                                    OFFENSE.

[CAPTION]
====================================================================================================
                                            PRICE TO             UNDERWRITING            PROCEEDS TO
                                             PUBLIC              DISCOUNT(1)              COMPANY(2)
----------------------------------------------------------------------------------------------------
Per Share............................ $                    $                       $
----------------------------------------------------------------------------------------------------
Total(3)............................. $                    $                       $
====================================================================================================

(1) The Company has agreed to indemnify the several U.S. Underwriters and International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses, estimated at $        , payable by the Company.
(3) The Company has granted the U.S. Underwriters and the International Underwriters options, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 1,020,000 and 255,000 shares of Class A Common Stock, respectively, at the initial price to public per share, less the underwriting discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $        , $        and $        ,
    respectively. See "Underwriting."

                              -------------------


   The Class A Common Stock is being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Class A Common Stock will be made in New York, New York on or about October , 1995.

                              -------------------
MERRILL LYNCH & CO.

               GOLDMAN, SACHS & CO.

                              ALEX. BROWN & SONS
                                  INCORPORATED
                                             DONALDSON, LUFKIN & JENRETTE
                                                 SECURITIES CORPORATION
                                                         SMITH BARNEY INC.
                              -------------------


                The date of this Prospectus is October  , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         [Insert corporate logo for Infinity Broadcasting Corporation]
                          ----------------------------
             [Insert corporate logos for individual radio stations]
                          ----------------------------

--------------------------------------------------------------------------------

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER- ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. All references in this Prospectus to shares and per share data assume that the Underwriters' options to purchase from the Company up to 1,275,000 additional shares of Class A Common Stock to cover over-allotments will not be exercised in connection with the Offerings. If the over-allotment options are exercised in full, 1,275,000 additional shares of Class A Common Stock would be sold by the Company. All references in this Prospectus to shares and per share data also (i) are as of September 1, 1995 unless otherwise specified and (ii) give effect to a three-for-two stock split effected by the Company on August 16, 1993, a three-for-two stock split effected by the Company on November 19, 1993 and a three-for-two stock split effected by the Company on May 19, 1995. Except as otherwise indicated by the context, references in this Prospectus to the "Company" include all subsidiaries of the Company. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

    Infinity Broadcasting Corporation is currently the largest owner and operator of radio stations in the United States. Infinity owns and operates 27 radio stations serving 13 of the nation's largest radio markets, including each of the nation's top ten radio markets. Based on information contained in Duncan's Radio Market Guide (1995 ed.), Infinity ranked first in total radio revenues in 1994 among all companies owning radio stations in the United States. The Company serves markets accounting for approximately $2.7 billion in radio advertising revenues in 1994, representing approximately 27% of the total radio advertising expenditures in the United States in 1994. The Company also has an investment in and manages Westwood One, Inc. ("Westwood One"), the largest producer and distributor of radio programs in the U.S.

    Since Infinity acquired its first radio station in May 1973, it has expanded by acquiring and developing underperforming stations in the nation's largest media markets, where the greatest proportion of radio advertising dollars is spent. The Company believes that its presence in large markets makes it attractive to advertisers and that the overall diversity of its stations reduces its dependence on any single station, local economy or advertiser.

    In each of its markets, the Company attracts a specific demographic group by targeting its program format and hiring popular on-air talent. The Company's stations serve diverse target demographics attractive to advertisers through a broad range of programming formats such as rock, oldies, news/talk, adult contemporary, all-sports and country. The Company's overall programming strategy includes acquiring significant on-air talent and broadcasting rights for sports franchises.

    The diversity of the Company's station and market characteristics, combined with its acquisition and operating strategies, have enabled the Company to achieve consistent growth in revenues and operating cash flow (as used in this Prospectus, the term "operating cash flow" means operating income plus depreciation and amortization). The Company's net revenues increased from approximately $150.2 million for 1992 to approximately $274.1 million for 1994, while operating cash flow grew from approximately $64.3 million for 1992 to approximately $125.2 million for 1994.

    On September 22, 1995, the Company entered into an agreement to acquire radio stations KYNG-FM and KSNN-FM in Dallas, KFRC-FM, KFRC-AM and KYCY-FM in San Francisco, WYCD-FM in Detroit and KYCW-FM in Seattle (the "Alliance Stations") from various entities affiliated with Alliance Broadcasting, L.P. ("Alliance"), for $275 million, including working capital of at least $10 million (the "Alliance Acquisition"). The consummation of the Alliance Acquisition is subject to certain conditions, including approval of the Federal Communications Commission (the "FCC"), which will require the Company to obtain temporary divestiture waivers by the FCC of certain regulations limiting the number of radio stations which may be owned or controlled by one entity both nationally and in a particular market. See "The Company--Recent Developments--The Alliance Acquisition." Certain legislation currently pending before Congress would significantly relax or eliminate these regulatory restrictions. See "The Company--Recent Developments--Telecommunications Bills." There can be no assurance that such legislation will be enacted or what form any ultimate legislation will take. The Company continues to seek opportunities for expansion through the acquisition of additional radio stations, although its ability to make further acquisitions may be limited by the regulatory requirements referred to above.

    The Company was incorporated in 1972 in Delaware. Its Class A Common Stock, par value $.002 per share (the "Class A Common Stock"), is listed on the New York Stock Exchange.

                                 THE OFFERINGS

Class A Common Stock offered:
  U.S. Offering..............................  6,800,000 shares
  International Offering.....................  1,700,000 shares
      Total..................................  8,500,000 shares
Shares of Common Stock to be
  outstanding after the Offerings(1).........  49,498,405 shares of Class A Common Stock(2)
                                               5,550,031 shares of Class B Common Stock(2)
                                               744,171 shares of Class C Common Stock(2)
                                               55,792,607 shares of Common Stock(2)
                                               77,270,501 shares of Common Stock after
                                               exercise of options and warrants and issuance
                                               of deferred shares(3)
Voting rights................................  The Class A, Class B and Class C Common Stock
                                               vote as a single class with respect to all
                                               matters submitted to a vote of stockholders,
                                               with each share of the Class A and Class C
                                               Common Stock entitled to one vote and each
                                               share of Class B Common Stock entitled to ten
                                               votes, except (i) in the election of
                                               directors, with respect to which the holders
                                               of Class A and Class C Common Stock are each
                                               entitled to elect two of the Company's nine
                                               directors by a class vote, (ii) with respect
                                               to any "going private" transaction between
                                               the Company and any of Mel Karmazin, Michael
                                               A. Wiener and Gerald Carrus (see "Principal
                                               Stockholders") and (iii) as otherwise
                                               provided by law. Each class of Common Stock
                                               is equivalent, except with respect to voting
                                               rights. See "Description of Capital Stock."
Use of proceeds..............................  The Company expects to use the net proceeds from the Offerings to finance future
                                               acquisitions of broadcasting properties,
                                               including the Alliance Acquisition, and for
                                               general corporate purposes. Until such net
                                               proceeds are applied for such purposes, the
                                               Company expects to use such net proceeds to
                                               reduce certain borrowings. See "Use of
                                               Proceeds."
NYSE symbol..................................  INF

------------

(1) If the Underwriters' overallotment options were exercised in full, 50,773,405 shares of Class A Common Stock would be outstanding after the Offerings. See "Underwriting."

(2) Excludes shares of Class A Common Stock issuable upon future conversions of shares of Class B or Class C Common Stock and any future exercise of stock options or warrants or issuance of deferred shares. See "Description of Capital Stock--Warrants and Options."

(3) Includes 21,477,894 shares of Common Stock issuable upon the exercise of options and warrants and issuance of deferred shares. See "Description of Capital Stock--Warrants and Options."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           PRO FORMA      SIX MONTHS ENDED        PRO FORMA
                            YEARS ENDED DECEMBER 31,       YEAR ENDED         JUNE 30,         SIX MONTHS ENDED
                         ------------------------------   DECEMBER 31,   -------------------       JUNE 30,
                           1992       1993       1994       1994(1)        1994       1995         1995(1)
                         --------   --------   --------   ------------   --------   --------   ----------------
                                                          (UNAUDITED)        (UNAUDITED)         (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:(2)
Total revenues.........  $171,843   $234,240   $313,359     $370,963     $134,036   $169,162       $194,532
Net revenues...........   150,230    204,522    274,120      322,393      116,877    146,891        168,008
Station operating
 expenses excluding
 depreciation and
 amortization..........    81,707    109,601    143,249      177,405       63,863     78,116         94,163
                         --------   --------   --------   ------------   --------   --------       --------
Station operating
 income excluding
 depreciation and
 amortization..........    68,523     94,921    130,871      144,988       53,014     68,775         73,845
Depreciation and
 amortization..........    28,926     38,853     46,606       73,088       22,050     24,000         34,463
Corporate general and
 administrative
 expenses..............     4,182      4,836      5,633        5,633        2,419      2,667          2,667
                         --------   --------   --------   ------------   --------   --------       --------
Operating income.......    35,415     51,232     78,632       66,267       28,545     42,108         36,715
Interest expense.......    39,390     36,776     44,689       52,613       20,906     23,883         25,683
Net earnings (loss)
 before extraordinary
 items(3)..............    (9,432)    14,335     33,213       12,924        7,526     17,700         10,507
Net earnings (loss) per
 share before
 extraordinary
 items(3)..............  $   (.20)  $    .23   $    .49     $    .17     $    .11   $    .26       $    .14
Cash dividends declared
per common share.......        --         --         --           --           --         --             --
Weighted average number
 of shares
 outstanding(4)(5).....    47,001(6)   62,055    67,139       75,639       67,184     67,275         75,775

                                              DECEMBER 31,                 JUNE 30,            PRO FORMA
                                     ------------------------------   -------------------       JUNE 30,
                                       1992       1993       1994       1994       1995         1995(7)
                                     --------   --------   --------   --------   --------   ----------------
                                                                          (UNAUDITED)         (UNAUDITED)
BALANCE SHEET DATA:(2)
Total assets.......................  $271,952   $378,040   $562,153   $570,345   $597,992       $872,992
Long-term debt (including current
 portion)..........................   380,625    365,062    531,750    544,187    562,000        582,000
Stockholders' equity
 (deficiency)......................  (138,734)   (24,240)   (25,525)   (28,858)   (20,392)       234,608
Working capital....................     4,656     10,610     28,877     (5,818)    34,565         44,565

                                                   (footnotes on following page)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             PRO FORMA     SIX MONTHS ENDED       PRO FORMA
                               YEARS ENDED DECEMBER 31,      YEAR ENDED        JUNE 30,        SIX MONTHS ENDED
                             ----------------------------   DECEMBER 31,   -----------------       JUNE 30,
                              1992      1993       1994       1994(1)       1994      1995         1995(1)
                             -------   -------   --------   ------------   -------   -------   ----------------
                                                            (UNAUDITED)       (UNAUDITED)        (UNAUDITED)
FINANCIAL RATIOS AND OTHER
 DATA:(8)
Operating cash flow........  $64,341   $90,085   $125,238     $139,355     $50,595   $66,108       $ 71,178
Capital expenditures.......    1,300     1,901      1,606        3,251         674     1,189          1,628
Operating cash flow less
 capital expenditures......   63,041    88,184    123,632      136,104      49,921    64,919         69,550
Capital expenditures as a
 percentage of operating
 cash flow.................     2.02%     2.11%      1.28%        2.33%       1.33%     1.80%          2.29%
Operating cash flow to
 interest expense, net of
 interest income...........     1.68x     2.48x      2.81x        2.66x       2.43x     2.79x          2.79x
Operating cash flow less
 capital expenditures to
 interest expense, net of
 interest income...........     1.65x     2.43x      2.78x        2.59x       2.40x     2.74x          2.73x

------------

(1) The pro forma statement of operations data and financial ratios and other data for the six months ended June 30, 1995 and the year ended December 31, 1994 are presented as if, at the beginning of each such period, each of the transactions and events described in the second and third paragraphs, respectively, of "Pro Forma Combined Financial Statements" had occurred. The pro forma financial information is not necessarily indicative of the results that would have been reported had such transactions and events actually occurred on the dates specified, nor is it indicative of the Company's future results. See "Pro Forma Combined Financial Statements" and the historical financial information relating to the Company set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Form 10-K") and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as amended (the "June Form 10-Q"), both of which are incorporated herein by reference, and the historical financial information relating to the Alliance Stations set forth in the Company's Current Report on Form 8-K (filed September 27, 1995) (the "Form 8-K"), incorporated herein by reference.

(2) The historical consolidated financial results for the Company are not comparable from year to year because of the acquisition of various broadcasting properties by the Company during the periods covered. See "Business--Background," appearing in the 1994 Form 10-K, incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) For the year ended December 31, 1992, the Company recorded an extraordinary loss of $12,318,000 ($0.26 per share) related to repayment of debt.

(4) See Notes 1(f) and 2 of the Notes to the Company's Consolidated Financial Statements, appearing in the 1994 Form 10-K, incorporated herein by reference.

(5) Includes shares of Class C Common Stock issuable upon the exercise of warrants held by certain merchant banking partnerships affiliated with Lehman Brothers Inc. See "Description of Capital Stock--Warrants and Options."

(6) Excludes shares of Common Stock issuable upon the exercise of warrants and options and issuance of deferred shares.

(7) The pro forma balance sheet data at June 30, 1995 are presented as if, at such date, each of the transactions and events described in the first paragraph of "Pro Forma Combined Financial Statements" had occurred. The pro forma financial information is not necessarily indicative of the results that would have been reported had such transactions and events actually occurred on the date specified, nor is it indicative of the Company's future results. See "Pro Forma Combined Financial Statements", and the historical financial information relating to the Company and the Alliance Stations set forth in the June Form 10-Q and the Form 8-K, respectively, both of which are incorporated herein by reference.

(8) "Operating cash flow" means operating income plus depreciation and amortization.

                                  RISK FACTORS

    Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following factors before purchasing the shares of Class A Common Stock offered hereby.

CONTROL BY THE PRINCIPAL STOCKHOLDERS

    Prior to the Offerings, Mel Karmazin, Michael A. Wiener and Gerald Carrus (the "Principal Stockholders"), together with certain of their affiliates, owned in the aggregate approximately 57.3% of the combined voting power of all classes of Common Stock and approximately 68.4% of such combined voting power assuming the exercise of all outstanding warrants and options and the issuance of all outstanding deferred shares held by the Principal Stockholders. Upon completion of the Offerings, the Principal Stockholders' and their affiliates' aggregate ownership interests in the Company will permit them to retain approximately 52.7% of the combined voting power of all three classes of Common Stock and approximately 64.2% of such combined voting power assuming the exercise of all outstanding warrants and options and the issuance of all outstanding deferred shares held by the Principal Stockholders. Accordingly, the Principal Stockholders will be able to control the vote on all matters submitted to a vote of the Company's stockholders, except (i) in the election of directors, with respect to which the holders of the Class A and Class C Common Stock each are entitled to elect two of the Company's nine directors by a class vote, (ii) in connection with any proposed "going private" transaction between the Company and any Principal Stockholder, with respect to which each share of Common Stock is entitled to one vote per share, and (iii) as otherwise provided by law (see "Description of Capital Stock"). The Principal Stockholders are able to elect five of the Company's nine directors. Such control by the Principal Stockholders may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class A Common Stock might otherwise receive a premium for their shares over then current market prices.

    Upon completion of the Offerings, the Principal Stockholders, together with certain merchant banking partnerships (the "Lehman Investors") affiliated with Lehman Brothers Inc. ("Lehman Brothers"), will hold shares of Common Stock having an aggregate of 32.2% of the voting power with respect to any proposed "going private" transaction between the Company and any Principal Stockholder (assuming the exercise of all outstanding options and warrants held by the Principal Stockholders and the Lehman Investors and the issuance of all deferred shares as to which rights have been granted to Mr. Karmazin). However, none of the Principal Stockholders has a present intention to effect a "going private" transaction and there is no agreement among any of the Principal Stockholders and the Lehman Investors as to how they would vote their shares of Common Stock if any such transaction were proposed in the future.

    The Lehman Investors, as the holders of all the Class C Common Stock, are entitled to elect two of the Company's nine directors. See "Description of Capital Stock."

KEY PERSONNEL

    The Company's business is partially dependent upon the performance of certain key individuals, including its President and Chief Executive Officer. The Company has generally entered into long-term employment agreements with such individuals, including its President and Chief Executive Officer.

RESTRICTION ON DIVIDENDS

    The Company is currently restricted under its Second Amended and Restated Credit Agreement, dated as of December 22, 1994 (as amended, including an amendment dated as of June 23, 1995, the

"Credit Agreement"), and under the terms of the Indenture (the "Senior Subordinated Indenture") governing the Company's 10 3/8% Senior Subordinated Notes Due 2002 (the "Senior Subordinated Notes"), from paying dividends to its stockholders. See "Price Range of Common Stock and Dividend Policy."

LEVERAGE

    As of June 30, 1995, the Company's total long-term debt was approximately $562 million, consisting of approximately $362 million under the Credit Agreement and $200 million of Senior Subordinated Notes. These borrowings bore interest as of such date at an average annual rate of approximately 8.2%. Until the net proceeds from the sale of the shares of Class A Common Stock offered hereby are applied to finance future acquisitions of broadcasting properties, including the Alliance Acquisition, or for general corporate purposes, the Company expects to use such net proceeds to reduce borrowings under the Credit Agreement. The Company anticipates that the amounts repaid under the Credit Agreement with such proceeds eventually will be reborrowed in order to finance future acquisitions of broadcasting properties, including the Alliance Acquisition, subject to the consent of the lenders under the Credit Agreement to such acquisitions, and for general corporate purposes. See "Use of Proceeds." The Company also has registered with the Securities and Exchange Commission (the "Commission"), pursuant to a shelf registration statement, $500 million in aggregate principal amount of its debt securities (the "Debt Securities"). The Company may issue Debt Securities from time to time, subject, among other things, to compliance with applicable limitations under the Credit Agreement. See "The Company--Recent Developments--Debt Registration Statement."

FUTURE SALES OF SHARES


    The Principal Stockholders and the Lehman Investors beneficially hold 23,453,480 shares of Common Stock, including 16,923,300 shares of Common Stock issuable upon exercise of warrants and options and issuance of deferred shares. All of such shares held by the Principal Stockholders and the Lehman Investors (other than 3,471,352 shares issuable to Mr. Karmazin upon exercise of options and issuance of deferred shares, which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and 100 shares of Class A Common Stock that were purchased by Mr. Karmazin in a market transaction) are "restricted" shares as defined in Rule 144 under the Securities Act ("Rule 144"). All of these "restricted" shares (other than the shares issuable upon exercise of warrants and options and issuance of deferred shares to the extent that, under Rule 144, such shares are not deemed to have been acquired when such warrants and options and rights to receive deferred shares were acquired) have been owned beneficially for at least two years by existing stockholders and, together with the 3,471,352 shares issuable to Mr. Karmazin upon exercise of options and issuance of deferred shares and the 100 shares that were purchased by Mr. Karmazin in a market transaction, may be sold in the market pursuant to Rule 144, subject to the restrictions of such Rule with regard to sales by affiliates. The Company and the Principal Stockholders have each agreed not to sell or grant any option for the sale of, or otherwise dispose of, any Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be offered by the Company in the Offerings and certain other limited exceptions, and not to file or request to be filed, as the case may be, any registration statement with respect to Common Stock, for a period of 90 days after the date of this Prospectus without the consent of the Representatives (as defined in "Underwriting"). In addition, the Lehman Investors have each agreed not to effect any public sale or distribution of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, for a period of 90 days after the date of this Prospectus without the consent of the Representatives. See "Shares Eligible for Future Sale."

    The Principal Stockholders and the Lehman Investors have certain rights to require the Company to register all or part of the shares of Common Stock that they own or may acquire through exercise of warrants. See "Shares Eligible for Future Sale."

    The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock, or the availability of shares for future sale, will have on the market price of the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares upon the exercise of warrants or options) in the public market, or the perception that such sales could occur, could depress prevailing market prices for the Class A Common Stock. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price which it deems appropriate.

REGULATORY MATTERS

    The radio broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the FCC of transfers, assignments and renewals of radio broadcasting licenses, limits the number of radio broadcasting properties the Company may acquire and restricts alien ownership of capital stock of and participation in the affairs of licensees. Legislation is pending before Congress that would significantly alter FCC regulations with respect to, among other things, the number of AM or FM broadcast stations which may be owned or controlled by one entity. See "The Company--Recent Developments--Telecommunications Bills." If legislation relaxing radio multiple ownership rules is not enacted, however, or applicable FCC regulations are not otherwise revised, current limitations imposed by the FCC on the number of broadcasting properties the Company can acquire could limit the Company's ability to grow through acquisitions in the future and would require the Company to divest itself of two FM radio stations in the Dallas/Ft. Worth area and one FM radio station in the San Francisco/San Jose area following the Alliance Acquisition. See "The Company-- Company Strategy" and "--Recent Developments--The Alliance Acquisition."

                                  THE COMPANY

GENERAL

    Infinity Broadcasting Corporation is currently the largest owner and operator of radio stations in the United States. Infinity currently owns and operates 27 radio stations serving 13 of the nation's largest radio markets, and has entered into an agreement to acquire the Alliance Stations.

    The following table sets forth certain information about the Company's current radio stations as well as the Alliance Stations:

                                                                                                                STATIONS
                                                         1995         1994                                        WITH
                                                         RADIO       RADIO                         TARGET     RANKINGS IN
                                                        MARKET       MARKET         TARGET      DEMOGRAPHICS  TARGET DEMO-
STATION                   MARKET       STATION FORMAT   RANK(1)   REVENUES(2)    DEMOGRAPHICS     RANK(3)     GRAPHICS(4)
-------------------  ---------------- ----------------  -------   ------------   -------------  ------------  ------------
                                                                  ($ MILLIONS)
WXRK-FM............  New York, NY     Classic Rock           1       $401.2      Men 25-54             3             40
WZRC-AM............  New York, NY          --(5)             1        401.2          --(5)         --            --(5)
WFAN-AM............  New York, NY     All Sports             1        401.2      Men 25-54            6T             40
KROQ-FM(6).........  Los Angeles, CA  Alternative Rock       2        457.4      Men 18-34             1             41
KRTH-FM............  Los Angeles, CA  Oldies                 2        457.4      Persons 25-54         2             44
WJMK-FM/...........  Chicago, IL      Oldies/Talk            3        296.0      Persons 25-54        5T             38
WJJD-AM
WUSN-FM............  Chicago, IL      Country                3        296.0      Persons 25-54        5T             38
KOME-FM(7).........  San Francisco/   Alternative Rock    4/30(8)    187.0/      Men 18-34           5/2          51/15
                     San Jose, CA                                      35.9
KFRC-AM/FM(9)......  San Francisco,   Oldies                 4        187.0      Persons 25-54         6             51
                     CA
KYCY-FM(9).........  San Francisco,   Young Country          4        187.0      Persons 25-54       18T             51
                     CA
WYSP-FM............  Philadelphia, PA Classic Rock           5        168.1      Men 25-54             2             25
WIP-AM.............  Philadelphia, PA All Sports             5        168.1      Men 25-54             3             25
WOMC-FM............  Detroit, MI      Oldies                 6        153.0      Persons 25-54         6             28
WXYT-AM............  Detroit, MI      News/Talk              6        153.0      Persons 25-54        15             28
WYCD-FM(9).........  Detroit, MI      Young Country          6        153.0      Persons 25-54         4             28
KVIL-FM(9).........  Dallas/          Adult                  7        180.0      Women 25-54           1             34
KDMM-AM(10)........  Ft. Worth, TX    Contemporary/
                                      Nostalgia
KLUV-FM............  Dallas/          Oldies                 7        180.0      Persons 25-54        6T             33
                     Ft. Worth, TX
KYNG-FM(9).........  Dallas/Ft.       Young Country          7        180.0      Persons 25-54         4             33
                     Worth, TX
KSNN-FM(9)(11).....  Dallas/Ft.       Country                7        180.0      Persons 25-54       19T             33
                     Worth, TX
WJFK-FM(12)........  Washington, DC   Personality            8        182.2      Men 25-54             1             30
WPGC-..............  Washington, DC   Contemporary/          8        182.2      Persons 18-34         1             29
FM/AM(13)                             Urban
                                      Contemporary
KXYZ-AM(14)........  Houston, TX      Spanish                9        161.2      Persons 18-49     --            --
                                      Language
WBCN-FM............  Boston, MA       Album-Oriented        10        153.8      Men 18-34             1             28
                                      Rock
WZLX-FM............  Boston, MA       Classic Rock          10        153.8      Men 25-54            2T             30
WZGC-FM............  Atlanta, GA      Classic Rock          12        149.6      Men 25-54             4             18
KYCW-FM(9).........  Seattle, WA      Young Country         13        110.3      Persons 25-54        17             30
WLIF-FM............  Baltimore, MD    Adult                 18         70.1      Women 25-54           1             20
                                      Contemporary
WJFK-AM............  Baltimore, MD    Personality           18         70.1      Men 25-54            10             21
WQYK-..............  Tampa/           Country/Talk          21         73.0      Persons 25-54         1             25
FM/AM(15)            St. Petersburg,
                     FL

                      EXPIRATION
                      DATE OF FCC
STATION              AUTHORIZATION
-------------------  -------------
WXRK-FM............     06/01/98
WZRC-AM............     06/01/98
WFAN-AM............     06/01/98
KROQ-FM(6).........     12/01/97
KRTH-FM............     12/01/97
WJMK-FM/...........     12/01/96
WJJD-AM                 12/01/96
WUSN-FM............     12/01/96
KOME-FM(7).........     12/01/97
KFRC-AM/FM(9)......     12/01/97
KYCY-FM(9).........     12/01/97
WYSP-FM............     08/01/98
WIP-AM.............     08/01/98
WOMC-FM............     10/01/96
WXYT-AM............     10/01/96
WYCD-FM(9).........     10/01/96
KVIL-FM(9).........     08/01/97
KDMM-AM(10)........     08/01/97
KLUV-FM............     08/01/97
KYNG-FM(9).........     08/01/97
KSNN-FM(9)(11).....     08/01/97
WJFK-FM(12)........     10/01/95
WPGC-..............     10/01/95
FM/AM(13)
KXYZ-AM(14)........     08/01/97
WBCN-FM............     04/01/98
WZLX-FM............     04/01/98
WZGC-FM............     04/01/96
KYCW-FM(9).........     02/01/98
WLIF-FM............     10/01/95
WJFK-AM............     10/01/95
WQYK-..............     02/01/96
FM/AM(15)


------------

 (1)  Markets ranked by 1995 Arbitron metropolitan area population.

 (2)  Radio advertising revenues according to Duncan's Radio Market Guide (1995 ed.).

 (3)  Target demographics rank by Spring 1995 Arbitron Radio Market Reports. "T" indicates a tie in the rankings.

                                                      (footnotes continued on following page)

(footnotes continued from preceding page)

 (4)  Number of stations in each market with rankings in the Company's target demographics for such market, based on the Spring 1995 Arbitron Radio Market Reports.

 (5)  Effective July 7, 1995, the Company entered into a Time Brokerage and Option Agreement with Radio Korea New York, Inc. ("RKNY"), pursuant to which the Company will make substantially all of the programming time on WZRC-AM available to RKNY for its Korean language programming for a period of one year.

 (6)  KROQ-FM is licensed to the community of Pasadena, California.

 (7)  KOME-FM is licensed to the community of San Jose, California.

 (8)  San Francisco and San Jose have radio market ranks of 4 and 30, respectively, and
      KOME-FM's rankings within target demographics in those markets are 5 and 2, respectively.

 (9)  The Company has agreed to acquire the Alliance Stations, subject to certain conditions, including the approval of the FCC. In connection with such approval, the Company will be required to obtain temporary divestiture waivers by the FCC of certain regulations limiting the number of radio stations which may be owned or controlled by one entity both nationally and in a particular market. See "The Company--Recent Developments--The
      Alliance Acquisition."

(10)  KVIL-FM is licensed to the community of Highland Park-Dallas, Texas. KDMM-AM is licensed to the community of Highland Park, Texas.

(11)  KSNN-FM is licensed to the community of Arlington, Texas.

(12)  WJFK-FM is licensed to the community of Manassas, Virginia.

(13)  WPGC-FM/AM are licensed to the community of Morningside, Maryland.

(14)  Not included in Arbitron rankings because the Company does not subscribe to the Arbitron rankings in Houston.

(15)  WQYK-FM is licensed to the community of St. Petersburg, Florida, and WQYK-AM is licensed to the community of Seffner, Florida.


    The Company currently holds 5,000,000 shares of common stock of Westwood One (which represented approximately 15.8% of the issued and outstanding capital stock of Westwood One as of June 30, 1995) and warrants to purchase an additional 3,500,000 and 500,000 shares of such common stock at an exercise price of $3.00 and $4.00 per share, respectively, subject in part to certain vesting requirements. The Company also manages Westwood One pursuant to a management agreement that provides for, among other things, the grant of additional warrants to acquire up to 500,000 shares of Westwood One common stock at an exercise price of $5.00 per share if certain targets are met. For further information, see "Business--Recent Developments" in the 1994 Form 10-K, which is incorporated herein by reference.

    The Company's principal executive offices are located at 600 Madison Avenue, New York, New York 10022, and its telephone number is (212) 750-6400.

COMPANY STRATEGY

    The Company's overall strategy is to own and operate radio stations in the nation's largest radio revenue markets. The Company believes that its presence in large markets makes it attractive to advertisers and that the overall diversity of its stations reduces its dependence on any single station, local economy or advertiser. The Company also believes that by serving major markets, it is able to attract more highly skilled management, employees and on-air talent.

    In developing its stations, the Company takes a variety of actions to improve a station's operating cash flow, including instituting strict financial reporting requirements and cost controls, directing promotional activities, developing programming to improve the station's appeal to a targeted audience group and enhancing advertising sales efforts. In particular, the Company emphasizes increasing local advertising revenues in order to reduce dependence on national advertising revenues. During the year ended December 31, 1994, the Company generated approximately 73% of its total revenues from local and regional advertising.

    In operating its stations, the Company concentrates on the development of strong decentralized local management, which is responsible for the day-to-day operations of the station. Local management, in cooperation with corporate management, is responsible for developing programming. Corporate management is responsible for long-range planning, establishing policies and procedures, maximizing cost savings where centralized purchasing is appropriate, resource allocation and maintaining overall control of the stations.

    The overall mix of a station's programming is designed to fit each station's specific format and serve its local community. The Company's overall programming strategy includes acquiring significant on-air talent and sports franchises for its radio stations. The Company believes that this strategy, in addition to developing loyal audiences for its radio stations, enables the Company to obtain additional revenues, including revenues from syndicating such programming franchises to other radio stations. In addition to its regular programming, all of the Company's stations provide non-entertainment programming, such as news and public affairs broadcasts.

    The Company expects to continue to acquire radio stations with strong growth potential in the Company's current markets, subject to the Communications Act of 1934, as amended (the "Communications Act"), and FCC rules, which currently impose certain limits on the maximum number of radio stations the Company can own nationwide and the number of stations the Company can own in the same geographic market. FCC approval of the Alliance Acquisition will require the Company to obtain temporary divestiture waivers by the FCC of these rules. See "--Recent Developments--The Alliance Acquisition." Because the Company has historically grown in part through the acquisition of broadcasting properties, limitations imposed by the FCC on the number of broadcasting properties the Company can acquire could limit the Company's ability to grow through acquisitions in the future. For a discussion of certain pending federal legislation that would significantly alter the FCC's radio multiple ownership rules, see "--Recent Developments--Telecommunications Bills." See also "Business-- General--Federal Regulation of Radio Broadcasting--Ownership Matters" in the 1994 Form l0-K (which is incorporated herein by reference). Other than as described in this Prospectus, the Company has no present agreements or arrangements to acquire or sell any radio stations.

    The Company's affiliation with Westwood One enables the Company to expand its presence in the radio program distribution business while simultaneously enhancing the programming lineups of Westwood One.

RECENT DEVELOPMENTS

  The Alliance Acquisition

    On September 22, 1995, the Company entered into an agreement to acquire the Alliance Stations from various entities affiliated with Alliance for $275 million, including working capital of at least $10 million. The Company expects to use the net proceeds of the Offerings to finance the purchase of the Alliance Stations. Until such net proceeds are applied to finance such purchase, the Company expects to use such net proceeds to reduce borrowings under the Credit Agreement. See "Use of Proceeds."

    The consummation of the Alliance Acquisition is subject to certain conditions, including approval of the FCC. An application seeking consent of the FCC to complete the Alliance Acquisition has been filed and is pending. As part of such application, the Company has requested the FCC to grant temporary divestiture waivers to allow the Company to exceed the limits imposed by the FCC's current radio multiple ownership rules for a period of eighteen months after completion of the Alliance Acquisition. These rules currently prohibit the Company from owning, operating or controlling, directly or indirectly, more than 20 AM and 20 FM radio stations in the United States and more than two AM and two FM radio stations in each of the markets in which the Company owns radio stations. Upon completion of the Alliance Acquisition, the Company will own 23 FM radio stations, including four FM radio stations in the Dallas/Ft. Worth area and three FM radio stations in the San Francisco/San Jose area. There can be no assurance that the FCC will grant such temporary divestiture waivers. In the event that such waivers are granted and the Alliance Acquisition is completed, the Company will be required to divest itself of two of its FM stations in the Dallas/Ft. Worth area and one of its FM stations in the San Francisco/San Jose area within eighteen months (or such shorter period as may be specified in such waivers) of the date that the Alliance Acquisition is completed unless the legislation described below under "--Telecommunications Bills" is enacted in a form that permits the Company to continue to own these stations or the FCC's radio multiple ownership rules are otherwise relaxed to permit such continued ownership.

  Telecommunications Bills

    Both the Senate and the House of Representatives of the U.S. Congress have reported out separate bills (S.652 and H.R. 1555) which, among other things, contain provisions affecting multiple ownership of radio stations and broadcast license renewal procedures. The Senate bill would require the FCC to modify its rules to eliminate all regulations limiting the number of AM or FM broadcast stations which may be owned or controlled by one entity either nationally or in a particular market. However, the Senate bill would give the FCC authority to refuse to approve the transfer or issuance of any AM or FM broadcast license to a particular entity if the FCC determined that, by virtue of the acquisition, the entity would thereby obtain an undue concentration of control or competition would be harmed. The Senate bill also would extend broadcast license renewal terms for radio stations from the present term of seven years to ten years, and would implement a "two step" renewal process that would eliminate a challenger's right to file a competing application for an incumbent's frequency at the end of a renewal term. New applications would only be entertained upon FCC denial of the incumbent's application for renewal due to failure to serve the public interest or if the incumbent licensee had engaged in serious violations of the Communications Act or FCC regulations. The incumbent's license could not be denied until after it was afforded notice and an opportunity for hearing. The House of Representatives bill, with respect to radio multiple ownership, eliminates all restrictions, both nationally and within any particular geographical area. The House bill maintains renewal terms at seven years, and includes the identical "two-step" renewal language of the Senate bill. The bills are scheduled to be reconciled in conference during the Fall of 1995. However, there can be no assurance that final legislation will be enacted or what form any such ultimate legislation will take.

  FCC Settlement; Assignment Applications


    The 1994 Form 10-K contains a description of then pending FCC proceedings relating to the broadcast of allegedly indecent material by certain of the Company's stations (see "Business-- General --Federal Regulation of Radio Broadcasting--Programming and Operation" in the 1994 Form 10-K). On September 1, 1995, the Company, the FCC and the Department of Justice entered into a Settlement Agreement which vacates or dismisses those proceedings as well as all pending complaints against the Company's stations relating to indecency, and expunges all of those proceedings and complaints from the Company's FCC records. Without any admission of guilt, liability or wrongdoing, the Company has agreed to make two voluntary contributions to the United States Treasury totaling $1.715 million. On September 5, 1995, the FCC released an Order implementing the terms of the Settlement Agreement which became final on October 5, 1995.



    The 1994 Form 10-K also provides information with respect to a Formal Petition to Deny filed by Americans for Responsible Television ("ART") against the Company's application to purchase radio station KRTH-FM in Los Angeles (see "Business--General-- Federal Regulation of Radio Broadcasting--Programming and Operation" in the 1994 Form 10-K). On February 1, 1994, the FCC dismissed ART's Petition to Deny and granted the KRTH-FM assignment application. On August 25, 1995, the FCC released an Order denying a petition for reconsideration filed by ART. The KRTH-FM grant became final on September 25, 1995.


    The same section of the 1994 Form 10-K referenced in the preceding paragraph also provides information with respect to the filing of a Petition to Deny by ART against the Company's application to acquire Station KLUV-FM in Dallas/Ft. Worth, Texas. The FCC subsequently dismissed ART's Petition and granted the KLUV-FM assignment application. The FCC's grant has since become final.

  Debt Registration Statement

    The Company has registered with the Commission, pursuant to a shelf registration statement, $500 million in aggregate principal amount of Debt Securities. The Company may issue Debt Securities from time to time. The Credit Agreement currently prohibits the incurrence of additional indebtedness by the Company other than (a) under the Credit Agreement, or (b) subject to certain limitations, (i) to repay or prepay existing indebtedness under the Credit Agreement or existing senior subordinated indebtedness of the Company, or (ii) in an aggregate principal amount not exceeding $35 million at any one time outstanding. Pursuant to the amendment to the Credit Agreement dated as of June 23, 1995, subject to certain limitations, to the extent that the net proceeds from sales of Debt Securities are received by the Company prior to December 31, 1995, up to $200 million of the amounts repaid under the Credit Agreement may be reborrowed, subject under certain circumstances to the consent of the lenders under the Credit Agreement, for general corporate purposes, including for working capital, capital expenditures, investments in or loans to subsidiaries, refinancing of debt, future acquisitions and restricted payments, including repurchases of Class A Common Stock.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Class A
Common Stock offered hereby are estimated to be approximately $         million
(or approximately $         million if the Underwriters' over-allotment options
are exercised in full). The Company expects that such net proceeds will be used to finance future acquisitions of broadcasting properties, including the Alliance Acquisition, and for general corporate purposes. The Company has agreed to pay a purchase price of $275 million (including working capital of at least $10 million) for the Alliance Stations. See "The Company--Recent Developments--The Alliance Acquisition." The Company reviews potential acquisition opportunities on an ongoing basis, and periodically engages in discussions with acquisition candidates. The Company has not, however, entered into any definitive agreements with respect to the acquisition of any broadcasting properties, other than with respect to the Alliance Acquisition.

    Until the net proceeds from the sale of the shares of Class A Common Stock offered hereby are applied as described above, the Company expects to use such net proceeds to reduce borrowings under the Credit Agreement. Such borrowings bore interest as of June 30, 1995 at an average annual rate of approximately 7.0%, and have a final maturity of the unpaid principal amount thereof in June 2003. A total of approximately $362 million in borrowings was outstanding under the Credit Agreement at June 30, 1995. The Company anticipates that the amounts repaid under the Credit Agreement with such proceeds eventually will be reborrowed in order to finance future acquisitions of broadcasting properties, including the Alliance Acquisition, subject to the consent of the lenders under the Credit Agreement to such acquisitions, and for general corporate purposes. As of June 30, 1995, $338 million was available under the Credit Agreement for acquisitions of radio stations (without taking into account any amounts that the Company expects will be repaid using the proceeds of the Offerings). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Class A Common Stock has been quoted on the New York Stock Exchange under the symbol "INF" since June 22, 1995. Prior to such date, the Class A Common Stock was quoted on the NASDAQ National Market System under the symbol "INFTA." The following table sets forth, for the calendar quarters indicated, the high and low sales prices in dollars per share of the Class A Common Stock on the New York Stock Exchange or on the NASDAQ National Market System, as applicable, as reported in published financial sources.


FISCAL YEAR                                                      HIGH      LOW
-------------------------------------------------------------   ------    ------
1993:
  First Quarter..............................................   $ 9.26    $ 6.81
  Second Quarter.............................................    12.45      9.04
  Third Quarter..............................................    21.45     13.55
  Fourth Quarter.............................................    23.78     16.50
1994:
  First Quarter..............................................   $22.50    $16.67
  Second Quarter.............................................    18.67     13.50
  Third Quarter..............................................    22.00     16.00
  Fourth Quarter.............................................    21.17     18.33
1995:
  First Quarter..............................................   $28.67    $20.17
  Second Quarter.............................................    37.50     25.83
  Third Quarter (through October 17, 1995)...................    37.63     29.38


    As of June 30, 1995, there were approximately 6,500 holders of Class A Common Stock, eight holders of record of the Class B Common Stock and four holders of record of the Class C Common Stock.


    The closing sale price for the Class A Common Stock as of October 17, 1995, as reported in published financial sources, is set forth on the cover page of this Prospectus. There is no public trading market for the Class B Common Stock or the Class C Common Stock.


    The Company has never paid dividends on shares of Common Stock. The Company intends to retain future earnings for use in its business and does not anticipate paying any dividends on shares of Common Stock in the foreseeable future. The Company is restricted by the Credit Agreement from paying dividends on the Common Stock unless certain amounts are available and certain other conditions are satisfied. In addition, under the terms of the Senior Subordinated Indenture, the Company may only pay dividends if a specific financial test is met. See "Description of Capital Stock-- Common Stock--Dividends."

                                 CAPITALIZATION

    The following table sets forth (i) the capitalization of the Company at June 30, 1995 and (ii) the pro forma capitalization of the Company at June 30, 1995, reflecting (a) the sale of the 8,500,000 shares of Class A Common Stock offered by the Company hereby for estimated net proceeds of $30 per share, (b) the application of the net proceeds of the Offerings (estimated to be approximately $255 million) together with $20 million of borrowings under the Credit Agreement, to finance the Alliance Acquisition and (c) the completion of the pending Alliance Acquisition. See "The Company-- Recent Developments--The Alliance Acquisition," "Use of Proceeds," "Pro Forma Combined Financial Statements" and "Description of Capital Stock."

                                                                             JUNE 30, 1995
                                                                        ------------------------
                                                                         ACTUAL       PRO FORMA
                                                                        ---------    -----------
                                                                             (IN THOUSANDS)
                                                                              (UNAUDITED)
Long-term debt:(1)
  Credit Agreement(2)................................................   $ 362,000     $ 382,000
  10 3/8% Senior Subordinated Notes Due 2002.........................     200,000       200,000
                                                                        ---------    -----------
    Total long-term debt.............................................     562,000       582,000
Stockholders' equity (deficiency):(3)
  Preferred Stock, $.01 par value; 1,000,000 shares authorized; no
    shares issued and outstanding....................................          --            --
  Class A Common Stock, $.002 par value; 200,000,000 shares
    authorized (4); 43,549,202 shares issued (52,049,202 shares pro
    forma)...........................................................          87           104
  Class B Common Stock, $.002 par value; 17,500,000 shares
    authorized; 5,550,031 shares issued and outstanding (5,550,031
    shares pro forma)................................................          11            11
  Class C Common Stock, $.002 par value; 30,000,000 shares
    authorized; 744,171 shares issued and outstanding (744,171 shares
    pro forma).......................................................           1             1
  Additional paid-in capital.........................................     260,592       515,575
  Retained earnings (accumulated deficit)............................    (233,141)     (233,141)
  Less 2,430,045 shares of treasury stock at cost (2,430,045 shares
    pro forma).......................................................     (47,942)      (47,942)
                                                                        ---------    -----------
    Total stockholders' equity (deficiency)..........................     (20,392)      234,608
                                                                        ---------    -----------
    Total capitalization.............................................   $ 541,608     $ 816,608
                                                                        ---------    -----------
                                                                        ---------    -----------

------------

(1) For information concerning the Company's long-term debt, see the Notes to the Company's Consolidated Financial Statements included in the 1994 Form 10-K and the Notes to the Company's Condensed Consolidated Financial Statements included in the June Form 10-Q (both of which are incorporated herein by reference).

(2) Until the net proceeds from the sale of the shares of Class A Common Stock offered hereby are applied to finance future acquisitions of broadcasting properties, including the Alliance Acquisition, or for general corporate purposes, the Company intends to use such net proceeds to reduce borrowings under the Credit Agreement.

(3) Excludes shares of Class A Common Stock issuable upon future conversions of shares of Class B or Class C Common Stock and any future exercise of stock options or warrants or issuance of deferred shares.

(4) The Company's authorized shares were increased from 75,000,000 to 200,000,000 on August 8, 1995.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS

    The unaudited pro forma combined balance sheet data at June 30, 1995 are presented as if, at such date, (i) the Company had completed the Alliance Acquisition, (ii) the Offerings had been completed for estimated net proceeds of $30 per share and (iii) such net proceeds of the Offerings, together with $20 million of borrowings under the Credit Agreement, had been used to finance the pending Alliance Acquisition. See "The Company--Recent Developments--The Alliance Acquisition" and "Use of Proceeds."

    The unaudited pro forma combined statement of operations data for the six months ended June 30, 1995 are presented as if, at the beginning of the period,
(i) the Company had completed the acquisition of radio station KLUV-FM (which acquisition was completed in April 1995), (ii) the Company had completed the pending Alliance Acquisition, (iii) the Offerings had been completed for estimated net proceeds of $30 per share and (iv) such net proceeds of the Offerings, together with $20 million of borrowings under the Credit Agreement, had been used to finance the pending Alliance Acquisition. See "The Company--Recent Developments--The Alliance Acquisition" and "Use of Proceeds."

    The unaudited pro forma combined statement of operations data for the year ended December 31, 1994 are presented as if, at the beginning of the period, (i) the Company had completed the acquisitions of radio stations KRTH-FM, WPGC-AM/FM, WXYT-AM and KLUV-FM, (ii) the Company had completed the pending Alliance Acquisition, (iii) the Offerings had been completed for estimated net proceeds of $30 per share, (iv) such net proceeds of the Offerings, together with $20 million of borrowings under the Credit Agreement, had been used to finance the pending Alliance Acquisition and (v) the Company had effected the May 19, 1995 three-for-two stock split. See "The Company--Recent Developments--The Alliance Acquisition" and "Use of Proceeds."

    In the opinion of management, all adjustments necessary to present fairly this pro forma information have been made.

    These pro forma combined financial statements should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto (included in the 1994 Form 10-K incorporated herein by reference), the Company's Condensed Consolidated Financial Statements and the Notes thereto (included in the June Form 10-Q incorporated herein by reference) and the Consolidated Financial Statements and the Notes thereto of Alliance (included in the Form 8-K incorporated herein by reference). The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of the Company's future results.

                       INFINITY BROADCASTING CORPORATION
                        PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                PRO FORMA                            COMPANY
                                              COMPANY AS       ADJUSTMENTS          ALLIANCE        PRO FORMA
                                               REPORTED     FOR OFFERINGS (1)    ACQUISITION (2)    COMBINED
                                              ----------    -----------------    ---------------    ---------
ASSETS:
Current assets.............................    $ 90,949         $ 255,000           $(245,000)      $ 100,949
Property and equipment, net................      21,433                                 6,876          28,309
Intangible assets, net.....................     472,268                               258,124         730,392
Other assets...............................      13,342                                                13,342
                                              ----------    -----------------    ---------------    ---------
    Total assets...........................    $597,992         $ 255,000           $  20,000       $ 872,992
                                              ----------    -----------------    ---------------    ---------
                                              ----------    -----------------    ---------------    ---------
LIABILITIES:
Current liabilities........................    $ 56,384                                             $  56,384
Long-term debt.............................     562,000                             $  20,000         582,000
Stockholders' equity (deficiency)..........     (20,392)        $ 255,000                             234,608
                                              ----------    -----------------    ---------------    ---------
    Total liabilities and stockholders'
      equity (deficiency)..................    $597,992         $ 255,000           $  20,000       $ 872,992
                                              ----------    -----------------    ---------------    ---------
                                              ----------    -----------------    ---------------    ---------

------------
(1) To reflect the issuance of the shares of Class A Common Stock offered by the Company hereby.

(2) To reflect the expected ultimate application of the net proceeds from the Offerings of $255 million and the use of $20 million of borrowings under the Credit Agreement for the pending Alliance Acquisition and to allocate the preliminary purchase price of $275 million as follows:

                                                     CARRYING VALUE
                                                      REPORTED BY                         ALLOCATION OF
                                                        ALLIANCE       ADJUSTMENTS        PURCHASE PRICE
                                                     --------------    -----------        --------------
Assets:
Current assets....................................      $ 11,111        $  (1,111)(a)        $ 10,000
Property and equipment, net.......................         6,876                                6,876
Intangible assets, net............................        68,384          189,740             258,124
                                                          ------       -----------            -------
   Total assets...................................      $ 86,371        $ 188,629            $275,000
                                                          ------       -----------            -------
                                                          ------       -----------            -------
Liabilities:
Current liabilities...............................      $ 10,761        $ (10,761)(a)        $      0
Long-term debt....................................        54,500          (54,500)(a)               0
Other liabilities.................................           495             (495)(a)               0
                                                          ------       -----------            -------
   Total liabilities..............................        65,756          (65,756)                  0
                                                          ------       -----------            -------
Partners' capital.................................        20,615          (20,615)(a)               0
                                                          ------       -----------            -------
   Total liabilities and partners' capital........      $ 86,371        $ (86,371)           $      0
                                                          ------       -----------            -------
                                                          ------       -----------            -------

   ---------------

   (a) Adjustments to eliminate assets not being acquired and liabilities not being assumed in the Alliance Acquisition.

   The information set forth with respect to the Alliance Acquisition assumes that the Offerings and the Alliance Acquisition were completed on the same date. The preliminary allocation of the purchase price may change upon final appraisal of the fair values of the net assets acquired.

                       INFINITY BROADCASTING CORPORATION
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                            COMPANY AS                                          COMPANY
                                             REPORTED     ACQUISITION OF       ALLIANCE        PRO FORMA
                                               (1)           KLUV-FM          ACQUISITION      COMBINED
                                            ----------    --------------      -----------      ---------
Total revenues...........................    $169,162        $  2,462(2)        $22,908(3)     $ 194,532
Less agency commissions..................      22,271             520(2)          3,733(3)        26,524
                                            ----------        -------         -----------      ---------
Net revenues.............................     146,891           1,942            19,175          168,008
Station operating expenses excluding
 depreciation and amortization...........      78,116             808(2)         15,239(3)        94,163
                                            ----------        -------         -----------      ---------
Station operating income excluding
 depreciation and amortization...........      68,775           1,134             3,936           73,845
Depreciation and amortization............      24,000           1,171(4)          9,292(5)        34,463
Corporate general and administrative
 expenses................................       2,667                                              2,667
                                            ----------        -------         -----------      ---------
Operating income (loss)..................      42,108             (37)           (5,356)          36,715
Interest expense.........................     (23,883)         (1,100)(6)          (700)(6)      (25,683)
Interest income..........................         161                                                161
Income taxes.............................        (686)                                              (686)
                                            ----------        -------         -----------      ---------
Net earnings (loss)......................    $ 17,700        $ (1,137)          $(6,056)       $  10,507
                                            ----------        -------         -----------      ---------
                                            ----------        -------         -----------      ---------
Net earnings per share...................       $0.26                                              $0.14
Weighted average shares..................      67,275                                             75,775(7)

------------

(1) The Company's historical consolidated results of operations for the six months ended June 30, 1995 include the operating results of radio station KLUV-FM from April 21, 1995, the date the Company acquired such station.

(2) To reflect the historical operating results of KLUV-FM for the period from January 1, 1995 to April 20, 1995 (based upon the unaudited financial statements of KLUV-FM).

(3) To reflect the historical operating results of Alliance as follows:

                                                                                                 ADJUSTED
                                                         CARRYING VALUE                         HISTORICAL
                                                          REPORTED BY                           RESULTS OF
                                                            ALLIANCE       ADJUSTMENTS           ALLIANCE
                                                         --------------    -----------          ----------
  Total revenues......................................      $ 22,399         $   509(a)          $ 22,908
  Less agency commissions.............................         3,733              --                3,733
                                                              ------           -----            ----------
  Net revenues........................................        18,666             509               19,175
  Station operating expenses excluding depreciation
   and amortization...................................        14,691             548(a)            15,239
                                                              ------           -----            ----------
  Station operating income excluding depreciation and
   amortization.......................................         3,975             (39)               3,936
  Depreciation and amortization.......................         3,452                                3,452
  Corporate general and administrative expenses.......           843            (843)(b)                0
                                                              ------           -----            ----------
  Operating income (loss).............................          (320)            804                  484
  Interest and other expense..........................        (3,851)          3,851(a)(b)              0
  Interest and other income...........................           565            (565) (a)(b)            0
                                                              ------           -----            ----------
  Net income (loss) before extraordinary item.........      $ (3,606)        $ 4,090             $    484
                                                              ------           -----            ----------
                                                              ------           -----            ----------

  --------------

     (a)  To reclassify miscellaneous broadcasting revenues and expenses to conform with the
          Company's presentation.

     (b)  Assumes these items would not have been incurred by the Company during this period.
          Such items consisted primarily of corporate and interest expenses.

                                         (footnotes continued on following page)

                       INFINITY BROADCASTING CORPORATION
            PRO FORMA COMBINED STATEMENT OF OPERATIONS--(CONTINUED)

(footnotes continued from preceding page)

(4) To reflect the pro forma depreciation and amortization expense from the allocation of the purchase price of KLUV-FM based on the following: franchise and other intangible assets of approximately $52.8 million over a period of 15 years, and property and equipment of approximately $200,000 over 5 years.

(5) To reflect the pro forma depreciation and amortization expense from the preliminary allocation of the purchase price of the Alliance Acquisition based on the following: franchise and other intangible assets of approximately $258 million over a period of 15 years, and property and equipment of approximately $7 million over 5 years.

(6) To reflect additional interest expense on bank borrowings, at an interest rate of approximately 7%, to finance the acquisition of KLUV-FM and a portion of the Alliance Acquisition. The information set forth with respect to the Alliance Acquisition assumes that the Offerings and the Alliance Acquisition were completed on the same date.

(7) Adjusted to reflect the issuance of 8,500,000 shares of Class A Common Stock in connection with the Offerings.

                       INFINITY BROADCASTING CORPORATION
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                            ACQUISITION
                                            OF
                                             KRTH-FM
                              COMPANY AS    WPGC-AM/FM                                         COMPANY
                               REPORTED        AND        ACQUISITON OF        ALLIANCE       PRO FORMA
                                 (1)         WXYT-AM         KLUV-FM         ACQUISITION      COMBINED
                              ----------    ----------    --------------    --------------    ---------
Total revenues.............    $313,359      $ 14,852(2)     $  8,556(3)       $ 34,196(4)    $ 370,963
Less agency commissions....      39,239         1,966(2)        1,724(3)          5,641(4)       48,570
                              ----------    ----------        -------       --------------    ---------
Net revenues...............     274,120        12,886           6,832            28,555         322,393
Station operating expenses
  excluding depreciation
  and amortization.........     143,249         6,268(2)        2,620(3)         25,268(4)      177,405
                              ----------    ----------        -------       --------------    ---------
Station operating income
  excluding depreciation
  and amortization.........     130,871         6,618           4,212             3,287         144,988
Depreciation and
  amortization.............      46,606         4,099(5)        3,800(6)         18,583(7)       73,088
Corporate general and
  administrative expenses..       5,633                                                           5,633
                              ----------    ----------        -------       --------------    ---------
Operating income (loss)....      78,632         2,519             412           (15,296)         66,267
Interest expense...........     (44,689)       (2,954)(8)      (3,570)(9)        (1,400)(9)     (52,613)
Interest income............         160                                                             160
Income taxes...............       (890)                                                           (890)
                              ----------    ----------        -------       --------------    ---------
Net earnings (loss)........    $ 33,213      $   (435)       $ (3,158)         $(16,696)      $  12,924
                              ----------    ----------        -------       --------------    ---------
                              ----------    ----------        -------       --------------    ---------
Net earnings per share.....       $0.49(10)                                                       $0.17
Weighted average shares....      67,139(10)                                                      75,639(11)

------------

 (1) The Company's historical consolidated results of operations for the year ended December 31, 1994 include the operating results of radio stations KRTH-FM from February 15, 1994, WPGC-AM/FM from June 17, 1994 and WXYT-AM from June 27, 1994, the dates the Company acquired such stations.

 (2) To reflect the historical operating results of KRTH-FM for the period from January 1, 1994 to February 14, 1994, WPGC-AM/FM from January 1, 1994 to June 16, 1994, and WXYT-AM from January 1, 1994 to June 26, 1994 based upon their respective unaudited financial statements.

 (3) To reflect the historical operating results of KLUV-FM for the year ended December 31, 1994 based upon its unaudited financial statements.

                                         (footnotes continued on following page)

                       INFINITY BROADCASTING CORPORATION
            PRO FORMA COMBINED STATEMENT OF OPERATIONS--(CONTINUED)

(footnotes continued from preceding page)

 (4) To reflect the historical operating results of Alliance as follows:

                                                                                                  ADJUSTED
                                                          CARRYING VALUE                         HISTORICAL
                                                           REPORTED BY                           RESULTS OF
                                                             ALLIANCE       ADJUSTMENTS           ALLIANCE
                                                          --------------    -----------          ----------
  Total revenues.......................................      $ 33,288         $   908(a)          $ 34,196
  Less agency commissions..............................         5,641                                5,641
                                                               ------       -----------          ----------
  Net revenues.........................................        27,647             908               28,555
  Station operating expenses excluding depreciation and
   amortization........................................        24,608             660(a)            25,268
                                                               ------       -----------          ----------
  Station operating income excluding depreciation and
   amortization........................................         3,039             248                3,287
  Depreciation and amortization........................         5,426                                5,426
  Corporate general and administrative expenses........         1,789          (1,789)(b)                0
                                                               ------       -----------          ----------
  Operating income (loss)..............................        (4,176)          2,037               (2,139)
  Interest and other expense...........................        (4,395)          4,395(a)(b)              0
  Interest and other income............................           973            (973)(a)(b)             0
                                                               ------       -----------          ----------
  Net income (loss) before extraordinary item..........      $ (7,598)        $ 5,459             $ (2,139)
                                                               ------       -----------          ----------
                                                               ------       -----------          ----------

  --------------

     (a)  To reclassify miscellaneous broadcasting revenues and expenses to conform with the
          Company's presentation.

     (b)  Assumes these items would not have been incurred by the Company during this period.
          Such items consisted primarily of corporate and interest expenses.

 (5) To reflect the pro forma depreciation and amortization expense from the allocation of the purchase price of KRTH-FM, WPGC-AM/FM and WXYT-AM based on the following: franchise and other intangible assets of approximately $206 million over a period of 15 years, and property and equipment of approximately $6 million principally over 5 years.

 (6) To reflect the pro forma depreciation and amortization expense from the allocation of the purchase price of KLUV-FM based on the following: franchise and other intangible assets of approximately $52.8 million over a period of 15 years, and property and equipment of approximately $200,000 over 5 years.

 (7) To reflect the pro forma depreciation and amortization expense from the preliminary allocation of the purchase price of the Alliance Acquisition based on the following: franchise and other intangible assets of approximately $258 million over a period of 15 years, and property and equipment of approximately $7 million over 5 years.

 (8) To reflect additional interest expense on bank borrowings, at an interest rate of approximately 5.2%, to finance the acquisitions.

 (9) To reflect additional interest expense on bank borrowings, at an interest rate of approximately 7%, to finance the acquisition of KLUV-FM and a portion of the Alliance Acquisition. The information set forth with respect to the Alliance Acquisition assumes that the Offerings and the Alliance Acquisition were completed on the same date.

(10) Adjusted to reflect the three-for-two stock split effected by the Company on May 19, 1995.

(11) Adjusted to reflect the issuance of 8,500,000 shares of Class A Common Stock in connection with the Offerings.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The summary consolidated financial information for the Company presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the three-year period ended December 31, 1994, is derived from the Company's Consolidated Financial Statements, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The Company's Consolidated Financial Statements as of December 31, 1993 and 1994 and for each of the years in the three-year period ended December 31, 1994, and the report thereon, have been incorporated herein by reference. This summary consolidated financial information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto, included in the 1994 Form 10-K incorporated herein by reference, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical consolidated financial results for the Company are not comparable from year to year because of the acquisition of various broadcasting properties by the Company during the periods covered.

    The summary consolidated financial information for the Company presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for the six-month periods ended June 30, 1994 and 1995 and as of June 30, 1994 and 1995, is derived from the Company's unaudited Consolidated Financial Statements, included in the June Form 10-Q incorporated herein by reference. Such unaudited Consolidated Financial Statements include all adjustments management considers necessary for a fair presentation of the data for such periods. The historical financial results for the Company for the six months ended June 30, 1995 are not necessarily indicative of results to be expected for the full year. This unaudited summary consolidated financial information should be read in conjunction with the Company's unaudited Consolidated Financial Statements and the Notes thereto, included in the June Form 10-Q incorporated herein by reference, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                       INFINITY BROADCASTING CORPORATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,               JUNE 30,
                                              ----------------------------------    --------------------
                                                1992          1993        1994        1994        1995
                                              ---------     --------    --------    --------    --------
                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:(1)
Total revenues.............................   $ 171,843     $234,240    $313,359    $134,036    $169,162
Net revenues...............................     150,230      204,522     274,120     116,877     146,891
Station operating expenses excluding
 depreciation and amortization.............      81,707      109,601     143,249      63,863      78,116
                                              ---------     --------    --------    --------    --------
Station operating income excluding
 depreciation and amortization.............      68,523       94,921     130,871      53,014      68,775
Depreciation and amortization..............      28,926       38,853      46,606      22,050      24,000
Corporate general and administrative
 expenses..................................       4,182        4,836       5,633       2,419       2,667
                                              ---------     --------    --------    --------    --------
Operating income...........................      35,415       51,232      78,632      28,545      42,108
Interest expense...........................      39,390       36,776      44,689      20,906      23,883
Net earnings (loss) before extraordinary
 items(2)..................................      (9,432)      14,335      33,213       7,526      17,700
Net earnings (loss) per share before
 extraordinary items(2)....................   $    (.20)    $    .23    $    .49    $    .11    $    .26
Cash dividends declared per common share...          --           --          --          --          --
Weighted average number of shares
 outstanding(3)(4).........................      47,001(5)    62,055      67,139      67,184      67,275

                                                         DECEMBER 31,                     JUNE 30,
                                              ----------------------------------    --------------------
                                                1992          1993        1994        1994        1995
                                              ---------     --------    --------    --------    --------
                                                                                        (UNAUDITED)
BALANCE SHEET DATA:(1)
Total assets...............................   $ 271,952     $378,040    $562,153    $570,345    $597,992
Long-term debt (including current
 portion)..................................     380,625      365,062     531,750     544,187     562,000
Stockholders' equity (deficiency)..........    (138,734)     (24,240)    (25,525)    (28,858)    (20,392)
Working capital............................       4,656       10,610      28,877      (5,818)     34,565

                                                   (footnotes on following page)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      SIX MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,            JUNE 30,
                                                   ------------------------------    ------------------
                                                    1992       1993        1994       1994       1995
                                                   -------    -------    --------    -------    -------
                                                                                        (UNAUDITED)
FINANCIAL RATIOS AND OTHER DATA:(6)
Operating cash flow.............................   $64,341    $90,085    $125,238    $50,595    $66,108
Capital expenditures............................     1,300      1,901       1,606        674      1,189
Operating cash flow less capital expenditures...    63,041     88,184     123,632     49,921     64,919
Capital expenditures as a percentage of
 operating cash flow............................      2.02%      2.11%       1.28%      1.33%      1.80%
Operating cash flow to interest expense, net of
 interest income................................      1.68x      2.48x       2.81x      2.43x      2.79x
Operating cash flow less capital expenditures to
 interest expense, net of interest income.......      1.65x      2.43x       2.78x      2.40x      2.74x

------------

(1) The historical consolidated financial results for the Company are not comparable from year to year because of the acquisition of various broadcasting properties by the Company during the periods covered. See "Business--Background" appearing in the 1994 Form 10-K, incorporated herein by reference, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) For the year ended December 31, 1992, the Company recorded an extraordinary loss of $12,318,000 ($0.26 per share) related to repayment of debt.

(3) See Notes 1(f) and 2 of the Notes to the Company's Consolidated Financial Statements, appearing in the 1994 Form 10-K, incorporated herein by reference.

(4) Includes shares of Class C Common Stock issuable upon the exercise of warrants held by the Lehman Investors.

(5) Excludes shares of Common Stock issuable upon the exercise of warrants and options and issuance of deferred shares.

(6) "Operating cash flow" means operating income plus depreciation and amortization.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1995 Compared to Six Months Ended June 30, 1994

    Net revenues for the six months ended June 30, 1995 were $146,891,000 as compared to $116,877,000 for the first six months of 1994, an increase of approximately 26%. The increase was due principally to higher advertising revenues at most of the Company's stations, and the acquisitions of the radio stations KRTH-FM (Los Angeles), WPGC-AM/FM (Washington, D.C.), WXYT-AM (Detroit), and KLUV-FM (Dallas/Ft. Worth). On a pro forma basis, assuming the above acquisitions had occurred as of the beginning of 1994, net revenues for the first six months of 1995 would have increased by approximately 13%.

    Station operating expenses excluding depreciation and amortization for the six months ended June 30, 1995 were $78,116,000 as compared to $63,863,000 for the first six months of 1994, an increase of approximately 22%. The increase was principally due to the above acquisitions, expenses associated with higher revenues and higher programming expenses. On a pro forma basis, assuming the above acquisitions had occurred as of the beginning of 1994, station operating expenses for the first six months of 1995 would have increased by approximately 10%.

    Depreciation and amortization expense for the first six months of 1995 was $24,000,000 as compared to $22,050,000 for the first six months of 1994, an increase of approximately $1,950,000 or 9%. The increase was due to the depreciation and amortization expense associated with the above acquisitions.

    Operating income for the first six months of 1995 was $42,108,000 as compared to $28,545,000 for the first six months of 1994, an increase of approximately 48%. The increase was due principally to improved results at the Company's radio stations.

    Net financing expense (defined as interest expense less interest income) for the first six months of 1995 was $23,722,000 as compared to $20,817,000 for the first six months of 1994, an increase of approximately 14%. The increase was due principally to additional interest expense associated with the additional borrowings incurred to finance the above acquisitions.

    Net income for the first six months of 1995 was $17,700,000 ($0.26 per share) as compared to $7,526,000 ($0.11 per share) for the first six months of 1994, an increase of approximately $10,174,000, or 135%.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

    Net revenues for the year ended December 31, 1994 were $274,120,000 as compared to $204,522,000 for the year ended December 31, 1993, an increase of approximately 34%. The increase was due principally to higher advertising revenues at most of the Company's stations and the acquisitions of radio stations KRTH-FM, WPGC-AM/FM and WXYT-AM. On a pro forma basis, assuming the above acquisitions had occurred as of the beginning of 1993, net revenues for the year ended December 31, 1994 would have increased by approximately 14%.

    Station operating expenses (excluding depreciation and amortization) for the year ended December 31, 1994 were $143,249,000 as compared to $109,601,000 for the year ended December 31, 1993, an increase of approximately 31%. The increase was due principally to the above acquisitions, expenses associated with higher revenues and higher programming expenses. On a pro forma basis, assuming the above acquisitions had occurred as of the beginning of 1993, station operating expenses in 1994 would have increased by approximately 11%.

    Depreciation and amortization expense for the year ended December 31, 1994 was $46,606,000 as compared to $38,853,000 for the year ended December 31, 1993, an increase of approximately $7,753,000 or 20%. The increase was due to depreciation and amortization expense associated with the above acquisitions.

    Operating income for the year ended December 31, 1994 was $78,632,000, as compared to $51,232,000 for the year ended December 31, 1993, an increase of approximately 53%. The increase was due principally to improved results at the Company's radio stations.

    Net financing expense (defined as interest expense less interest income) for the year ended December 31, 1994 was $44,529,000 as compared to $36,291,000 for the year ended December 31, 1993, an increase of approximately 23%. The increase was due principally to additional borrowings in connection with the above acquisitions as well as higher interest rates during 1994.

    Income taxes, principally state and local income taxes, for the year ended December 31, 1994 were $890,000 as compared to $606,000 for the year ended December 31, 1993, an increase of $284,000. No federal income taxes have been provided as a result of available tax loss carry forwards.

    Net earnings for the year ended December 31, 1994 was $33,213,000 ($0.49 per share) as compared to $14,335,000 ($0.23 per share) for the year ended December 31, 1993, an increase of approximately $18,878,000 or 132%.

  Year Ended December 31, 1993 Compared to Year Ended December 31, 1992

    Net revenues for the year ended December 31, 1993 were $204,522,000 as compared to $150,230,000 for the year ended December 31, 1992, an increase of approximately 36%. The increase was due principally to higher advertising revenues at most of the Company's stations and the acquisitions of radio stations WIP-AM (Philadelphia) on September 1, 1993 and the WZGC-FM (Atlanta), WZLX-FM (Boston) and WUSN-FM (Chicago) on February 1, 1993, and the acquisition of WFAN-AM (New York) effective April 16, 1992. On a pro forma basis, assuming the above acquisitions had occurred as of the beginning of 1992, net revenues for the year ended December 31, 1993 would have increased by approximately 14%.

    Station operating expenses (excluding depreciation and amortization) for the year ended December 31, 1993 were $109,601,000 as compared to $81,707,000 for the year ended December 31, 1992, an increase of approximately 34%. The increase was due principally to the above acquisitions, expenses associated with higher revenues and higher programming expenses. On a pro forma basis, assuming the above acquisitions had occurred as of the beginning of 1992, station operating expenses in 1993 would have increased by approximately 12%.

    Depreciation and amortization expense for the year ended December 31, 1993 was $38,853,000 as compared to $28,926,000 for the year ended December 31, 1992, an increase of approximately $9,927,000 or 34%. The increase was due to depreciation and amortization expense associated with the above acquisitions, partially offset by lower depreciation and amortization expense at the Company's other radio stations.

    Operating income for the year ended December 31, 1993 was $51,232,000, as compared to $35,415,000 for the year ended December 31, 1992, an increase of approximately 45%. The increase was due principally to improved results at the Company's radio stations.

    Net financing expense (defined as interest expense less interest income) for the year ended December 31, 1993 was $36,291,000 as compared to $38,238,000 for the year ended December 31, 1992, a decrease of approximately 5%. The decrease was due principally to lower interest rates during 1993.

    Net earnings before extraordinary items for the year ended December 31, 1993 was $14,335,000 ($0.23 per share) as compared to a net loss of $9,432,000 ($0.20 per share) for the year ended December 31, 1992, an increase of approximately $23,767,000. As a result of the sale of shares of Class A Common Stock in February 1992 through an initial public offering, the Company recorded in 1992 a non-recurring charge of approximately $6,503,000, resulting from the issuance in 1990 of Common Stock to management.

    In 1992, the Company recorded extraordinary charges of approximately $12,318,000, including the write-off of deferred financing costs of approximately $7,416,000 as a result of (a) the redemption of all of the remaining approximately $98,000,000 principal amount of the Company's 14.25% Subordinated Discount Debentures, and (b) the refinancing of the Company's then existing bank credit agreement.

LIQUIDITY AND CAPITAL RESOURCES

    For the first six months of 1995, net cash flow from operating activities was approximately $38,068,000, as compared to $32,617,000 for the first six months of 1994, an increase of approximately $5,451,000. The increase was principally due to higher net income. The operating cash flow was used principally to repay debt (approximately $20 million) and purchase approximately 473,000 shares of treasury stock (approximately $13.1 million). During the first six months of 1995, the Company also borrowed approximately $50 million under the Credit Agreement to finance the purchase of radio station KLUV-FM in Dallas/Ft. Worth.

    For the year ended December 31, 1994, net cash flow from operating activities was approximately $73,944,000 as compared to $42,781,000 for the year ended December 31, 1993, an increase of approximately $31,163,000, or 73%. The increase was principally due to higher earnings in 1994, partially offset by higher working capital requirements. During 1994, the Company borrowed approximately $200 million under its then existing credit agreement to finance the acquisition and working capital of radio stations KRTH-FM, WPGC-AM/FM and WXYT-AM. The net cash flow from operating activities of approximately $73.9 million was used principally to repay debt and purchase treasury stock.

    The Company's primary needs for capital are to make acquisitions of radio stations and to cover interest payments on its indebtedness. The Company's radio stations do not typically require substantial capital expenditures. The Company expects its operations to generate sufficient cash to meet its capital expenditure and debt service requirements.

    On December 22, 1994, the Company and its subsidiaries amended and restated the Credit Agreement, which provides for aggregate borrowings of up to $700 million, including an acquisition facility of $250 million and a revolving credit facility of $150 million (which may be used to finance acquisitions of radio stations). Approximately $332 million of borrowings under the Credit Agreement were used to refinance the Company's existing debt. Pursuant to an amendment to the Credit Agreement dated as of June 23, 1995, the Company's term loans were converted into a reducing revolving credit facility, under which amounts may be repaid and reborrowed from time to time for general corporate purposes, including to finance acquisitions of radio stations. The lenders' commitments under this reducing revolving credit facility and under the Credit Agreement's acquisition facility will periodically be permanently reduced starting in September 1998. As a result of this amendment, all of the amounts outstanding under the Credit Agreement from time to time may be repaid and reborrowed to finance acquisitions of radio stations. The Credit Agreement permits voluntary prepayments in whole or in part at any time, and it requires mandatory prepayments under specified circumstances. As of June 30, 1995, $138 million was available under the Credit Agreement for general corporate purposes, including acquisitions of radio stations, investments and repurchases of Class A Common Stock, and an additional $200 million was available solely for acquisitions of radio stations.

    The Credit Agreement contains various covenants and restrictions that impose certain limitations on the Company and its subsidiaries, including, among others, limitations on the incurrence of additional indebtedness by the Company or its subsidiaries, the payment of cash dividends or other distributions, the redemption or repurchase of the capital stock of the Company, the making of investments and acquisitions and other similar limitations.

    Under the terms of a Security Agreement among the Company, its subsidiaries, and one of the Company's lenders acting as collateral agent, substantially all of the assets of the Company and its subsidiaries, as well as the stock of the Company's subsidiaries, are pledged to secure borrowings under the Credit Agreement.

    The Company has registered with the Commission, pursuant to a shelf registration statement, $500 million in aggregate principal amount of Debt Securities. The Company may issue Debt Securities from time to time, subject, among other things, to compliance with applicable limitations under the Credit Agreement. See "The Company--Recent Developments--Debt Registration Statement."

    The Company expects that the net proceeds from the Offerings will be used to finance future acquisitions of broadcasting properties, including the Alliance Acquisition, and for general corporate purposes. Pending such application, the Company expects to use such net proceeds to reduce borrowings under the acquisition and revolving credit facilities of the Credit Agreement. The Company anticipates that the amounts repaid with such net proceeds eventually will be borrowed in order to finance such future acquisitions, including the Alliance Acquisition, subject to the consent of the lenders under the Credit Agreement to such acquisitions, and for general corporate purposes. See "Use of Proceeds."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information concerning the beneficial ownership of the Common Stock as of September 1, 1995 (as adjusted to give effect to the sale of shares of Class A Common Stock in the Offerings), by (1) each person known to the Company to own beneficially more than 5% of any class of Common Stock, (2) each director of the Company, (3) each executive officer of the Company and (4) all directors and executive officers of the Company as a group.

                                              CLASS A                       CLASS B                      CLASS C
                                            COMMON STOCK                 COMMON STOCK                  COMMON STOCK
                                     --------------------------   ---------------------------   --------------------------
                                                     PERCENT                      PERCENT                       PERCENT
  NAME                               SHARES (1)    OF CLASS (1)   SHARES (1)   OF CLASS **(1)   SHARES (1)    OF CLASS (1)
-----------------------------------  ----------    ------------   ----------   --------------   ----------    ------------
Gerald Carrus (2)..................      --              --        2,749,518         30.8%          --           --
Michael A. Wiener (2)..............      --              --        2,389,708(3)       26.7%         --           --
Mel Karmazin (2)...................     368,850(4)        *        3,797,944(5)       42.5%         --           --
Farid Suleman (2)..................     236,462(6)        *           --                            --           --
Steven A. Lerman...................      --              --           --               --           --           --
Alan R. Batkin.....................      23,624(7)        *           --               --           --           --
Jeffrey Sherman....................       3,000(8)       --           --               --           --           --
James L. Singelton.................      --              --           --               --           --           --
James A. Stern.....................      --              --           --               --           --           --
Lehman Investors (9)...............      --              --           --               --       14,147,460(10)      100%
The Putnam Advisory Company, Inc.
  (11).............................     710,363         1.4%          --               --           --           --
Putnam Investment Management, Inc.
  (11).............................   5,294,536        10.7%          --               --           --           --
College Retirement Equities Fund
  (12).............................   2,868,975         5.8%          --               --           --           --
Nicholas-Applegate Capital
  Management (13)..................   2,588,483         5.2%
All directors and executive
 officers as a group (9 persons)...     631,936         1.3%       8,937,170        100.0%


                                     PERCENT OF
                                       TOTAL
                                       VOTING
  NAME                               POWER (1)
-----------------------------------  ----------
Gerald Carrus (2)..................     26.0%
Michael A. Wiener (2)..............     22.6%
Mel Karmazin (2)...................     27.4%
Farid Suleman (2)..................        *
Steven A. Lerman...................    --
Alan R. Batkin.....................        *
Jeffrey Sherman....................    --
James L. Singelton.................    --
James A. Stern.....................    --
Lehman Investors (9)...............     11.9%
The Putnam Advisory Company, Inc.
  (11).............................        *
Putnam Investment Management, Inc.
  (11).............................      5.0%
College Retirement Equities Fund
  (12).............................      2.7%
Nicholas-Applegate Capital
  Management (13)..................      2.4%
All directors and executive
 officers as a group (9 persons)...     64.3%

------------

  * Less than 1%

 ** Assumes the exercise of all options and deferred shares for the purchase of Class B Common Stock beneficially owned. Such percentages for Messrs. Carrus and Wiener would be 49.5% and 43.1%, respectively, assuming such options and deferred shares are not exercised.

 (1) The information as to beneficial ownership is based on information filed with the Commission or furnished to the Company by the beneficial owners. As used in the Table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). For purposes of this Table, a person is deemed to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after September 1, 1995, except that "beneficial ownership" does not include the number of shares of Class A Common Stock issuable upon conversion of Class B Common Stock or Class C Common Stock, even though shares of Class B Common Stock and Class C Common Stock are freely convertible into Class A Common Stock.

 (2) The address of each person is Infinity Broadcasting Corporation, 600 Madison Avenue, New York, New York 10022.

 (3) Includes 2,224,707 shares as to which Mr. Wiener has sole voting and investment power.

 (4) Includes options and warrants exercisable for 132,872 shares of Class A Common Stock.

 (5) Includes options and deferred shares exercisable for 3,387,139 shares of Class B Common Stock.

 (6) Includes options exercisable for 188,250 shares of Class A Common Stock.

 (7) Includes options exercisable for 20,250 shares of Class A Common Stock, 1,687 shares as to which Mr. Batkin has sole voting and investment power and 1,687 shares as to which Mr. Batkin has shared voting and investment power.

 (8) Includes options exercisable for 3,000 shares of Class A Common Stock.

 (9) The general partners of the limited partnerships included in the Lehman Investors are subsidiaries of Lehman Brothers Holdings Inc. The address for each of the Lehman Investors is Three World Financial Center, New York, New York 10285.

(10) Includes warrants exercisable for 13,403,289 shares of Class C Common
     Stock.


(11) Includes Class A Common Stock beneficially owned by the Putnam Advisory Company, Inc. ("PAC") and Putnam Investment Management, Inc. ("PIM") as reported to the Company on January 23, 1995. PAC and PIM are both wholly-owned subsidiaries of Putnam Investments, Inc. ("PI"), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("M&MC"). Of the 710,363 shares of Class A Common Stock beneficially owned by PAC, 552,026 shares are owned with shared voting power and all are owned with shared dispositive power. Of the 4,584,173 shares of Class A Common Stock beneficially owned by PIM, all are


                                         (footnotes continued on following page)

(footnotes continued from preceding page) owned with shared dispositive power. M&MC disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by PAC and PIM. The address of PAC, PIM and PI is One Post Office Square, Boston, Massachusetts 02109 and of M&MC is 1166 Avenue of the Americas, New York, New York 10036.

(12) Includes Class A Common Stock beneficially owned by College Retirement Equities Fund ("CREF") as reported to the Company in June, 1995. The address of CREF is 730 Third Avenue, New York, New York 10017.

(13) Of the 2,588,483 shares of Class A Common Stock beneficially owned by Nicholas-Applegate Capital Management ("Nicholas-Applegate"), all of such shares are owned with sole dispositive power and 2,052,478 shares are owned with sole voting power. Nicholas-Applegate does not have any voting power with respect to 536,005 of such shares. The address of Nicholas-Applegate is 600 West Broadway, Floor 29, San Diego, California 92101.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 200,000,000 shares of Class A Common Stock, $.002 par value, 40,998,405 of which were issued and outstanding at September 1, 1995; 17,500,000 shares of Class B Common Stock, $.002 par value, 5,550,031 of which were issued and outstanding at September 1, 1995; 30,000,000 shares of Class C Common Stock, $.002 par value, 744,171 of which were issued and outstanding at September 1, 1995; and 1,000,000 shares of Preferred Stock, $.01 par value, none of which was issued or outstanding at such date. Upon completion of the Offerings, the Company will have outstanding 49,498,405 shares of Class A Common Stock, 5,550,031 shares of Class B Common Stock and 744,171 shares of Class C Common Stock. In addition, the Company will have reserved for issuance (i) 23,084,630 shares of Class A Common Stock upon the conversion of Class B or Class C Common Stock, (ii) an aggregate of 48,659 shares of Class A Common Stock upon the exercise of warrants exercisable for Class A Common Stock, (iii) 6,190,337 shares of Class A Common Stock and 1,181,250 shares of Class B Common Stock under the Company's Stock Option Plan,
(iv) 263,250 shares of Class A Common Stock and 281,253 shares of Class B Common Stock under the Company's Deferred Share Plan, (v) an aggregate of 2,908,960 shares of Class B Common Stock upon the exercise of options exercisable for Class B Common Stock and (vi) an aggregate of 13,403,289 shares of Class C Common Stock upon the exercise of Lehman Warrants. See "Description of Capital Stock--Warrants and Options."

COMMON STOCK

    Dividends. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors out of funds legally available for such purpose. No dividends may be declared or paid in cash or property on any share of any class of Common Stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of Common Stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock) or the holders of Class C Common Stock receive (payable in shares of Class C Common Stock). The payment of dividends is currently restricted by the Credit Agreement and by the Subordinated Indenture. See "Price Range of Common Stock and Dividends."

    Voting Rights. Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A and Class C Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except (i) for the election of directors, (ii) with respect to any proposed "going private" transaction between the Company and any Principal Stockholder, and (iii) as otherwise provided by law.

    In the election of directors, the holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's nine directors and holders of the Class C Common Stock, voting as a separate class, are also entitled to elect two of the Company's nine directors. The holders of

Common Stock, voting as a single class with each share of Class A and Class C Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, are entitled to elect the remaining five directors. Holders of Common Stock are not entitled to cumulative votes in the election of directors.

    In the event that all of the issued and outstanding shares of Class C Common Stock are converted into shares of Class A Common Stock in accordance with the terms of the Company's Restated Certificate of Incorporation (see "Common Stock--Other Provisions"), the holders of the remaining shares of the outstanding classes of Common Stock, voting as a single class, will be entitled to elect the directors previously elected by the holders of the Class C Common Stock.

    The holders of the Common Stock vote as a single class with respect to any proposed "going private" transaction with a Principal Stockholder, with each share of each class of Common Stock entitled to one vote per share.

    Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences and limitations of the shares of such class of common stock.

    Liquidation Rights. Upon liquidation, dissolution, or winding-up of the Company, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B and Class C Common Stock in all assets available for distribution after payment in full of creditors.

    Other Provisions. Each share of Class B Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. One share of Class B Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with a Principal Stockholder or, in the event of a transfer to an affiliated party, upon the death of the transferor. Each share of Class C Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. One share of Class C Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with the Lehman Investors. In addition, all outstanding shares of Class C Common Stock convert automatically into an equal number of shares of Class A Common Stock upon the date on which the Lehman Investors no longer own at least 10% of the shares of all classes of Common Stock on a fully diluted basis. The holders of Common Stock are not entitled to preemptive or subscription rights. The shares of Common Stock presently outstanding are, and the shares of Class A Common Stock offered hereby will be, upon issuance, validly issued, fully paid and nonassessable. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A Common Stock must be identical to that received by holders of Class B and Class C Common Stock, except that in any such transaction in which shares of Common Stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless concurrently the other classes of Common Stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

PREFERRED STOCK

    The 1,000,000 authorized and unissued shares of Preferred Stock may be issued with such designations, voting powers, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations and restrictions of such rights, as the Company's Board of Directors may authorize, including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series;
(vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution, or winding-up of the Company or the distribution of its assets; and (vii) the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of Preferred Stock, or the issuance of rights to purchase such shares, could discourage an unsolicited acquisition proposal.

WARRANTS AND OPTIONS

    In September 1990, the Company issued warrants to purchase shares of Class C Common Stock to the Lehman Investors for a net purchase price of approximately $22.2 million, and the Company issued additional warrants to purchase shares of Class C Common Stock to the Lehman Investors in September 1991 for a purchase price of approximately $26.1 million (all such warrants issued in these two transactions, the "Lehman Warrants"). The outstanding Lehman Warrants will entitle the Lehman Investors to purchase an aggregate of 13,403,289 shares of Class A Common Stock at an exercise price of $.00178 per share.

    In June 1988, the Company issued options to Mr. Karmazin and in September 1991, the Company issued warrants to Mr. Karmazin (such options and warrants, collectively, the "Karmazin Warrants"). The currently outstanding options constituting the Karmazin Warrants entitle Mr. Karmazin to purchase an aggregate of 2,908,960 shares of Class B Common Stock at an exercise price of $.0178 per share, and the currently outstanding warrants constituting the Karmazin Warrants entitle Mr. Karmazin to purchase an aggregate of 48,659 shares of Class A Common Stock at an exercise price of $.0006 per share. In addition, in April 1993, March 1994 and January 1995, in accordance with Mr. Karmazin's employment agreement with the Company, the Company issued options and granted rights to receive deferred shares to Mr. Karmazin under the Company's Stock Option and Deferred Share Plans. These options and rights to receive deferred shares entitle Mr. Karmazin to purchase an aggregate of 84,213 shares of Class A Common Stock at an exercise price of $17.00 per share and 168,750, 112,500, 177,126 and 19,803 shares of Class B Common Stock at an exercise price of $6.17, $17.00, $21.08 and $.002 per share, respectively.

    The Company has reserved 48,659 shares of Class A Common Stock for issuance upon the exercise of a portion of the Karmazin Warrants, 2,908,960 shares of Class B Common Stock for issuance upon the exercise of the other Karmazin Warrants and 13,403,289 shares of Class A Common Stock for issuance upon exercise of the Lehman Warrants. All such warrants contain provisions that prevent dilution of the rights of the holders of such warrants, including provisions for adjusting the number of shares of common stock covered by such warrants and the per share price of those shares in the event of the declaration of any dividend on the Common Stock in shares of Common Stock or any subdivision, combination or reclassification of the Common Stock. In addition, the Company has reserved 6,453,587 shares of Class A Common Stock and 1,462,503 shares of Class B Common Stock for issuance under the Company's Stock Option and Deferred Share Plans.

TRANSFER AGENT

    Harris Trust Company of New York is the Transfer Agent and Registrar for the Class A Common Stock.

FOREIGN OWNERSHIP

    The Company's Restated Certificate of Incorporation restricts the ownership, voting and transfer of the Company's capital stock, including the Common Stock, in accordance with the Communications

Act and the rules of the FCC, to prohibit ownership of more than 25% of the Company's outstanding capital stock (or more than 25% of the voting rights it represents) by or for the account of aliens or corporations otherwise subject to domination or control by aliens. Such Certificate also prohibits any transfer of the Company's capital stock that would cause the Company to violate this prohibition. In addition, the Certificate authorizes the Board of Directors of the Company to adopt such provisions as it deems necessary to enforce these prohibitions.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offerings, the Company will have outstanding 49,498,405 shares of Class A Common Stock, 5,550,031 shares of Class B Common Stock and 744,171 shares of Class C Common Stock. Each share of Class B Common Stock is convertible at the option of its holder into one share of Class A Common Stock at any time, and each share automatically converts into one share of Class A Common Stock upon the sale or other transfer to a party unaffiliated with a Principal Stockholder or, if shares have been transferred to an affiliated party, upon the death of the transferor of such shares. Each share of Class C Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. One share of Class C Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with the Lehman Investors. In addition, all outstanding shares of Class C Common Stock convert automatically into an equal number of shares of Class A Common Stock on the date on which the Lehman Investors no longer own at least 10% of the shares of all classes of Common Stock of the Company on a fully diluted basis. See "Description of Capital Stock--Common Stock." The 8,500,000 shares of Class A Common Stock sold in the Offerings will be freely tradeable without restriction or further registration under the Securities Act, except by affiliates of the Company.

    284,537 shares of Class A Common Stock, 5,550,031 shares of Class B Common Stock and 14,147,460 shares of Class C Common Stock beneficially owned by the Principal Stockholders and the Lehman Investors (including 48,659 shares of Class A Common Stock and 13,403,289 shares of Class C Common Stock issuable upon exercise of the Lehman Warrants and a portion of the Karmazin Warrants) are "restricted" shares as defined in Rule 144. All of these "restricted" shares (other than the shares issuable upon exercise of Lehman Warrants and Karmazin Warrants to the extent that, under Rule 144, such shares are not deemed to have been acquired when the Lehman Warrants and Karmazin Warrants were acquired) have been beneficially owned for at least two years by existing stockholders and may be sold in the open market pursuant to Rule 144, subject, in the case of the shares of Class C Common Stock issuable to the Lehman Investors upon the exercise of Lehman Warrants, to certain conditions which are likely to be satisfied and, in the case of all such "restricted" shares, to the restrictions of such Rule with regard to sales by affiliates. In general, under Rule 144, an affiliate of the Company may sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Class A Common Stock or the average weekly trading volume of the Class A Common Stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding such sale. In addition, sales under Rule 144 may be made only through unsolicited "broker's transactions" or directly with a market maker and are subject to various other conditions, including the availability of certain public information about the Company for 90 days.

    6,502,246 shares of Class A Common Stock and 4,371,463 shares of Class B Common Stock that have been reserved for issuance under the Company's Stock Option and Deferred Share Plans and the Karmazin Warrants, including 84,213 shares of Class A Common Stock and 3,387,139 shares of Class B Common Stock issuable to Mr. Karmazin upon exercise of options and issuance of deferred shares, have been registered under the Act and will be freely tradeable upon issuance and, in the case of shares of Class B Common Stock, conversion into Class A Common Stock, without restriction or further registration under the Securities Act, except that shares held by affiliates of the Company must be sold subject to the applicable restrictions of Rule 144 under the Securities Act.


    The Company and the Principal Stockholders have each agreed not to sell or grant any option for the sale of, or otherwise dispose of, any Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be offered by the Company in the Offerings and certain other limited exceptions, and not to file or request to be filed, as the case may be, any registration statement with respect to Common Stock, for a period of 90 days after the date of this Prospectus without the consent of the Representatives. In addition, the Lehman Investors have each agreed not to effect any public sale or distribution of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, for a period of 90 days after the date of this Prospectus without the consent of the Representatives.


    The Stockholders' Agreement among the Company, the Principal Stockholders and the Lehman Investors (the "Stockholders' Agreement") provides that each of the Principal Stockholders has the right to require the Company to prepare and file one registration statement under the Securities Act with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Stockholders' Agreement also provides that the Lehman Investors have one remaining right to require the Company to prepare and file a registration statement under the Securities Act with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Stockholders' Agreement also provides that in the event the Company proposes to register any of its securities under the Securities Act, whether or not for its own account, at any time or times, each of the Principal Stockholders and the Lehman Investors shall be entitled, with certain exceptions, to include their shares of Common Stock in such registration unless the managing underwriters of such offering exclude for marketing reasons some or all of such shares from such registration.

    The Company can make no prediction as to the effect, if any, that sales of shares of the Common Stock, or the availability of shares for future sale, will have on the market price of the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of warrants or options) in the public market, or the perception that such sales could occur, could depress the prevailing market price for the Class A Common Stock. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price which it deems appropriate.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement"), the Company has agreed to sell to each of the underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. are acting as representatives (the "U.S. Representatives"), severally has agreed to purchase, the aggregate number of shares of Class A Common Stock set forth opposite its name below.

                                                                       NUMBER OF
            U.S. UNDERWRITERS                                           SHARES
            -----------------                                          ---------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.............................................
Goldman, Sachs & Co.................................................
Alex. Brown & Sons Incorporated.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.................
Smith Barney Inc....................................................

                                                                       ---------
            Total...................................................   6,800,000
                                                                       ---------
                                                                       ---------


    The Company has also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with Merrill Lynch International Limited, Goldman Sachs International, Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc., acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), and certain other underwriters outside the United States and Canada (collectively, the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company has agreed to sell to the International Underwriters, and the International Underwriters severally have agreed to purchase, an aggregate of 1,700,000 shares of Class A Common Stock.


    In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Class A Common Stock under the terms of the Purchase Agreement unless all of the shares of Class A Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

    The U.S. Representatives have advised the Company that the U.S. Underwriters propose to offer the shares of Class A Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $      per share of Class A Common Stock, and that the U.S. Underwriters may
allow, and such dealers may reallow, a discount not in excess of $      per
share of Class A Common Stock on
sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The public offering price per share of Class A Common Stock and the underwriting discount per share of Class A Common Stock are identical for both Offerings.

    The Company has granted to the U.S. Underwriters and the International Underwriters options to purchase up to an aggregate of 1,020,000 and 255,000 shares of Class A Common Stock, respectively, at the initial public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such options, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the 8,500,000 shares of Class A Common Stock initially purchased by the Underwriters.

    The Company has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Underwriters are permitted to sell shares of Class A Common Stock to each other.


    The Company and the Principal Stockholders have each agreed not to sell or grant any option for the sale of, or otherwise dispose of, any Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be offered by the Company in the Offerings and certain other limited exceptions, and not to file or request to be filed, as the case may be, any registration statement with respect to Common Stock, for a period of 90 days after the date of this Prospectus without the consent of the Representatives. In addition, the Lehman Investors have each agreed not to effect any public sale or distribution of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, for a period of 90 days after the date of this Prospectus without the consent of the Representatives.


    The Company has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or resell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Underwriters and any bank, broker or dealer to whom they sell shares of Class A Common Stock will not offer to resell shares of Class A Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and to offer to resell such number of shares of Class A Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.


    Alliance is an affiliate of Goldman, Sachs & Co. Upon consummation of the Alliance Acquisition, Goldman, Sachs & Co. may be deemed to have received more than 10% of the net proceeds of the Offerings. See "Use of Proceeds." The Offerings are being made pursuant to the provisions of paragraph (8) of Article III, Section 44 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (the "NASD") regarding participation by an NASD member in a public offering of an issuer's securities where more than 10% of the net offering proceeds are intended to be paid to members participating in the distribution or associated or affiliated persons of such members.

                                 LEGAL MATTERS

    The validity of the shares of Class A Common Stock being offered by this Prospectus will be passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017.

                                    EXPERTS

    The consolidated financial statements and consolidated financial statement schedule of Infinity Broadcasting Corporation and subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of Infinity Broadcasting Corporation and subsidiaries issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.

    The consolidated financial statements of Alliance Broadcasting, L.P. as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994, incorporated herein and elsewhere in the Registration Statement (as defined in "Available Information") by reference to the Form 8-K, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, 14th Floor, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Class A Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

        1. the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (filed March 31, 1995);

        2. the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (filed May 12, 1995);

        3. the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (filed August 14, 1995), as amended on August 15, 1995;

        4. the Company's Current Report on Form 8-K (filed September 27, 1995); and

        5. the description of the Class A Common Stock in the Company's Registration Statement on Form 8-A (filed January 24, 1992), as amended by Amendment No. 1 thereto (filed January 29, 1992).

    All documents or reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the Offerings described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to: Infinity Broadcasting Corporation, 600 Madison Avenue, New York, New York 10022,
Attention: Secretary's Office (telephone: (212) 750-6400).

================================================================================
    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK
IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE
SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY
SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR
IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                              -------------------

                               TABLE OF CONTENTS

                                        PAGE                  8,500,000 Shares
                                        ----
Prospectus Summary....................     3                  [INFINITY LOGO]
                                                               BROADCASTING
Risk Factors..........................     7                    CORPORATION
The Company...........................    10
Use of Proceeds.......................    14                CLASS A COMMON STOCK
Price Range of Common Stock and
Dividend Policy.......................    15                 -------------------
Capitalization........................    16                      PROSPECTUS
Pro Forma Combined Financial                                 -------------------
Statements............................    17
Summary Consolidated Financial
Information...........................    23             MERRILL LYNCH & CO.
Management's Discussion and Analysis                     GOLDMAN, SACHS & CO.
  of Financial Condition and Results
  of Operations.......................    26             ALEX. BROWN & SONS
Principal Stockholders................    30                INCORPORATED
Description of Capital Stock..........    31      DONALDSON, LUFKIN & JENRETTE
Shares Eligible for Future Sale.......    34          SECURITIES CORPORATION
Underwriting..........................    36
Legal Matters.........................    37             SMITH BARNEY INC.
Experts...............................    38
Available Information.................    38
Incorporation of Certain Documents by
Reference.............................    39

                                     , 1995

================================================================================

              [ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS]
                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED OCTOBER 18, 1995

PROSPECTUS
                                8,500,000 SHARES
                       INFINITY BROADCASTING CORPORATION
                              CLASS A COMMON STOCK
                                  ------------


   All of the 8,500,000 shares of Class A Common Stock offered hereby are being sold by Infinity Broadcasting Corporation ("Infinity" or the "Company"). Of the 8,500,000 shares of Class A Common Stock offered hereby, 1,700,000 shares are being initially offered in an international offering outside the United States and Canada by the International Underwriters (the "International Offering") and 6,800,000 shares are being offered concurrently in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The initial public offering price and the underwriting discount per share are identical for both Offerings. See "Underwriting."


   The Company's authorized capital stock includes Class A Common Stock, Class B Common Stock and Class C Common Stock (collectively, the "Common Stock") and preferred stock. The rights of holders of Common Stock are identical, except that each share of Class B Common Stock generally entitles its holder to ten votes, whereas each share of Class A Common Stock and Class C Common Stock entitles its holder to one vote. In addition, the holders of Class A Common Stock, voting as a separate class, are entitled to elect two of the Company's nine directors and the holders of Class C Common Stock, voting as a separate class, are also entitled to elect two of the Company's nine directors. Each share of Class B Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with certain of the existing stockholders of the Company or, if shares have been transferred to an affiliated party, upon the death of the transferor of such shares. Each share of Class C Common Stock converts automatically into one share of Class A Common Stock upon its sale or other transfer to a party unaffiliated with certain of the existing stockholders of the Company and upon the occurrence of certain other events. See "Description of Capital Stock."


   The Class A Common Stock has been traded on the New York Stock Exchange under the symbol "INF" since June 22, 1995 and was formerly traded on the NASDAQ National Market System under the symbol "INFTA." On October 17, 1995, the last reported sale price of the Class A Common Stock on the New York Stock Exchange was $33 1/4 per share. See "Price Range of Common Stock and Dividend Policy."


   SEE "RISK FACTORS" ON PAGE 7 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                            PRICE TO             UNDERWRITING            PROCEEDS TO
                                             PUBLIC              DISCOUNT(1)              COMPANY(2)
Per Share............................ $                    $                       $
Total(3)............................. $                    $                       $

(1) The Company has agreed to indemnify the several U.S. Underwriters and International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses, estimated at $        , payable by the Company.
(3) The Company has granted the International Underwriters and the U.S. Underwriters options, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 255,000 and 1,020,000 shares of Class A Common Stock, respectively, at the initial price to public per share, less the underwriting discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $        , $        and $        ,
    respectively. See "Underwriting."
                              -------------------


   The Class A Common Stock is being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Class A Common Stock will be made in New York, New York on or about October , 1995.


                              -------------------
MERRILL LYNCH INTERNATIONAL LIMITED
               GOLDMAN SACHS INTERNATIONAL
                              ALEX. BROWN & SONS
                                                  INCORPORATED
                                             DONALDSON, LUFKIN & JENRETTE
                                                    SECURITIES CORPORATION
                                                               SMITH BARNEY INC.
                              -------------------


                 The date of this Prospectus is October , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

              [ALTERNATE TAX SECTION FOR INTERNATIONAL PROSPECTUS]

                 CERTAIN U.S. TAX CONSIDERATIONS APPLICABLE TO
                  NON-U.S. HOLDERS OF THE CLASS A COMMON STOCK

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (a "non-U.S. holder"). The discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder's tax position and does not deal with U.S. state and local or non-U.S. tax consequences.

    PROSPECTIVE NON-U.S. HOLDERS OF CLASS A COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS ANY NON-U.S. TAX CONSEQUENCES, OF PURCHASING, HOLDING AND DISPOSING OF CLASS A COMMON STOCK.

    Dividends. Dividends paid to a non-U.S. holder of Class A Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, except as may be otherwise provided in an applicable income tax treaty, dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business within the United States are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, and generally are not subject to withholding. Any such effectively connected dividends received by a foreign corporation may also be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Currently certain certification and disclosure requirements must be complied with in order to be exempt from withholding with respect to effectively connected dividends.

    Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of determining the applicability of a tax treaty rate. Under proposed Treasury regulations not currently in effect, however, a non-U.S. holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. The procedures for determining the applicable rate of withholding on dividends under income tax treaties are under review by the U.S. Treasury and their application to the Class A Common Stock could be changed by future regulations.

    A non-U.S. holder of Class A Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

    Gain on Disposition of Class A Common Stock. A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder within the United States or, if a tax treaty applies, attributable to a U.S. permanent establishment of the non-U.S. holder (and, if the holder is a foreign corporation, the branch profits tax described above under "--Dividends" may also apply), (ii) in the case of a non-U.S. holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes and certain other conditions are met. The Company does not believe that it has been or is currently, and does not anticipate becoming, a "U.S. real property holding corporation."

              [ALTERNATE TAX SECTION FOR INTERNATIONAL PROSPECTUS]

    Federal Estate Taxes. Class A Common Stock owned or treated as owned by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    U.S. Information Reporting Requirements and Backup Withholding Tax. The Company must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder on the Class A Common Stock and the tax withheld with respect to such dividends, regardless of whether withholding was required. Such information may be made available by the Internal Revenue Service to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

    Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that are not "exempt recipients" and that fail to furnish certain information under the U.S. information reporting requirements) and certain related information reporting requirements generally will not apply to dividends paid on Class A Common Stock to a non-U.S. holder at an address outside the United States unless the payer has knowledge that the payee is a U.S. person. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Class A Common Stock to or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business within the United States, such payments will not be subject to backup withholding but will be subject to the related information reporting requirements, unless (1) such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption. Payment to or through a U.S. office of a broker of the proceeds of a sale of Class A Common Stock will be subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder or otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or a credit against such holder's U.S. federal income tax liability if the required information is furnished to the U.S. Internal Revenue Service.

    The backup withholding and information reporting rules are currently under review by the U.S. Treasury and their application to the Class A Common Stock could be changed by future regulations.

            [OTHER ALTERNATE SECTIONS FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement"), the Company has agreed to sell to each of the underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Merrill Lynch International Limited, Goldman Sachs International, Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc. are acting as representatives (the "International Representatives"), severally has agreed to purchase, the aggregate number of shares of Class A Common Stock set forth opposite its name below.

                                                                       NUMBER OF
            INTERNATIONAL UNDERWRITERS                                  SHARES
            --------------------------                                 ---------
Merrill Lynch International Limited.................................
Goldman Sachs International.........................................
Alex. Brown & Sons Incorporated.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.................
Smith Barney Inc....................................................

                                                                       ---------
            Total...................................................   1,700,000
                                                                       ---------
                                                                       ---------


    The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc., acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"), and certain other underwriters in the United States and Canada (collectively, the "U.S. Underwriters" and, together with the International Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 6,800,000 shares of Class A Common Stock.


    In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Class A Common Stock under the terms of the Purchase Agreement unless all of the shares of Class A Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

    The International Representatives have advised the Company that the International Underwriters propose to offer the shares of Class A Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $      per share of Class A Common Stock, and that
the International Underwriters may allow, and such dealers may reallow, a
discount not in excess of $      per share of Class A Common Stock on sales to
certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

            [OTHER ALTERNATE SECTIONS FOR INTERNATIONAL PROSPECTUS]

    The public offering price per share of Class A Common Stock and the underwriting discount per share of Class A Common Stock are identical for both Offerings.

    The Company has granted to the International Underwriters and the U.S. Underwriters options to purchase up to an aggregate of 255,000 and 1,020,000 shares of Class A Common Stock, respectively, at the initial public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such options, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the 8,500,000 shares of Class A Common Stock initially purchased by the Underwriters.

    The Company has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Underwriters and the U.S. Underwriters are permitted to sell shares of Class A Common Stock to each other.


    The Company and the Principal Stockholders have each agreed not to sell or grant any option for the sale of, or otherwise dispose of, any Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be offered by the Company in the Offerings and certain other limited exceptions, and not to file or request to be filed, as the case may be, any registration statement with respect to Common Stock, for a period of 90 days after the date of this Prospectus without the consent of the Representatives. In addition, the Lehman Investors have each agreed not to effect any public sale or distribution of any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, for a period of 90 days after the date of this Prospectus without the consent of the Representatives.


    The Company has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or resell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Underwriters and any bank, broker or dealer to whom they sell shares of Class A Common Stock will not offer to resell shares of Class A Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and to offer to resell such number of shares of Class A Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

    Each Underwriter has represented and agreed that it has not offered or sold and will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom prior to admission of the shares of Class A Common Stock to listing in accordance with Part IV of the Financial Services Act 1986 (the "Act") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Act; it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom; and it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Class A Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Act, to a

            [OTHER ALTERNATE SECTIONS FOR INTERNATIONAL PROSPECTUS] person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

    Purchasers of the shares of Class A Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.


    Alliance is an affiliate of Goldman, Sachs & Co. Upon consummation of the Alliance Acquisition, Goldman, Sachs & Co. may be deemed to have received more than 10% of the net proceeds of the Offerings. See "Use of Proceeds." The Offerings are being made pursuant to the provisions of paragraph (8) of Article III, Section 44 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. (the "NASD") regarding participation by an NASD member in a public offering of an issuer's securities where more than 10% of the net offering proceeds are intended to be paid to members participating in the distribution or associated or affiliated persons of such members.


                                 LEGAL MATTERS

    The validity of the shares of Class A Common Stock being offered by this Prospectus will be passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017.

                                    EXPERTS

    The consolidated financial statements and consolidated financial statement schedule of Infinity Broadcasting Corporation and subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference herein and in the registration statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of Infinity Broadcasting Corporation and subsidiaries issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.

    The consolidated financial statements of Alliance Broadcasting, L.P. as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994, incorporated herein and elsewhere in the Registration Statement (as defined in "Available Information") by reference to the Form 8-K, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp

            [OTHER ALTERNATE SECTIONS FOR INTERNATIONAL PROSPECTUS]
Center, 14th Floor, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Class A Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

    This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the shares of Class A Common Stock offered hereby in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the shares of Class A Common Stock offered hereby in the United Kingdom. All applicable provisions of the Act, the Public Offers of Securities Regulations 1995, the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, the Companies Act 1985 and any other applicable law, rule, regulation or order with respect to anything done by any person in relation to the shares of Class A Common Stock offered hereby in, from, or otherwise involving the United Kingdom must be compiled with. See "Underwriting."

    In this Prospectus, reference to "dollars," "U.S.$" and "$" are to United States dollars.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

        1. the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (filed March 31, 1995);

        2. the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (filed May 12, 1995);

        3. the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (filed August 14, 1995), as amended on August 15, 1995;

        4. the Company's Current Report on Form 8-K (filed September 27, 1995); and

        5. the description of the Class A Common Stock in the Company's Registration Statement on Form 8-A (filed January 24, 1992), as amended by Amendment No. 1 thereto (filed January 29, 1992).

    All documents or reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the Offerings described herein shall

            [OTHER ALTERNATE SECTIONS FOR INTERNATIONAL PROSPECTUS] be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to: Infinity Broadcasting Corporation, 600 Madison Avenue, New York, New York 10022,
Attention: Secretary's Office (telephone: (212) 750-6400).

                               ALTERNATE BACK COVER FOR INTERNATIONAL PROSPECTUS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK
IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL
TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE
AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN
THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                              -------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
The Company...........................    10
Use of Proceeds.......................    14
Price Range of Common Stock and
  Dividend Policy.....................    15
Capitalization........................    16
Pro Forma Combined Financial
  Statements..........................    17
Summary Consolidated Financial
  Information.........................    23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    26
Principal Stockholders................    30
Description of Capital Stock..........    31
Shares Eligible for Future Sale.......    34
Certain U.S. Tax Considerations
  Applicable to Non-U.S. Holders of
  the Class A Common Stock............    36
Underwriting..........................    38
Legal Matters.........................    40
Experts...............................    40
Available Information.................    40
Incorporation of Certain Documents by
  Reference...........................    41


                              8,500,000 SHARES

                              [INFINITY LOGO]
                                BROADCASTING
                                CORPORATION

                            CLASS A COMMON STOCK



                              -------------------
                                  PROSPECTUS
                              -------------------


                                MERRILL LYNCH
                           INTERNATIONAL LIMITED

                               GOLDMAN SACHS
                               INTERNATIONAL

                             ALEX. BROWN & SONS
                                INCORPORATED

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                              SMITH BARNEY INC.


                                                   , 1995
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred by the Company in connection with the offering described in this Registration Statement. All amounts are estimated except the registration, New York Stock Exchange listing and NASD fees.


Registration fee.................................................................   $111,233
New York Stock Exchange listing fee..............................................     64,513
NASD fee.........................................................................     30,500
Printing costs for registration statement, prospectus, stock certificates and
  related documents..............................................................    100,000
Accounting fees and expenses.....................................................     80,000
Legal fees and expenses..........................................................   $175,000
Blue sky fees and expenses.......................................................     15,000
Transfer agent and registrar fees and expenses...................................      2,500
                                                                                    --------
      Total......................................................................   $578,746
                                                                                    --------
                                                                                    --------


ITEM 15. LNDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law, as amended, provides in regard to indemnification of directors and officers as follows:

    145. Indemnification of Officers, Directors, Employees and Agents;
Insurance.

        (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
    (1) by a majority vote of the directors who were not parties to such action, suit or proceeding even though less than a quorum, or (2) if there are no such directors, or, if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        Article TEN of the Company's Restated Certificate of Incorporation provides in regard to indemnification as follows:

           The Corporation shall, to the extent required, and may, to the extent permitted, by Section 145 of the General Corporation Law of Delaware, as the same may be amended from time to time, indemnify and reimburse all persons whom it may indemnify and reimburse pursuant thereto.

        Article VI of the Company's Amended and Restated By-Laws provides in regard to indemnification of directors and officers as follows:

           SECTION 6.01. Actions, Suits or Proceedings Other Than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was or has agreed to become a Director or officer, or is or was serving or has agreed to serve at the request of the Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

           SECTION 6.02. Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was or has agreed to become a Director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection with the defense or settlement of such action or suit and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the Court of Chancery or such other court shall deem proper.

           SECTION 6.03. Indemnification for Costs, Charges and Expenses of Successful Party. Notwithstanding the other provisions of this Article, to the extent that a Director or officer of the Corporation has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit or proceeding referred to in Sections 6.01 or 6.02 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against all costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection therewith.

           SECTION 6.04. Determination of Right to Indemnification. Any indemnification under Sections 6.01 and 6.02 of this Article (unless ordered by a court) shall be paid by the Corporation unless a determination is made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders, that indemnification of the Director or officer is not proper in the circumstances because he has not met the applicable standard of conduct set forth in Sections 6.01 and 6.02 of this Article.

           SECTION 6.05. Advance of Costs, Charges and Expenses. Costs, charges and expenses (including attorneys' fees) incurred by a person referred to in Sections 6.01 and 6.02 of this Article in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding; provided, however, that the payment of such costs, charges and expenses incurred by a Director or officer in his capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such person while a Director or officer) in advance of the final disposition of such action, suit or proceeding shall be made only upon receipt of any undertaking by or on behalf of the Director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such Director or officer is not entitled to be indemnified by the Corporation as authorized in this Article. The Board of Directors may, in the manner set forth above, and upon approval of such Director or officer of the Corporation, authorize the Corporation's counsel to represent such person, in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

           SECTION 6.06. Procedure for Indemnification. Any indemnification under Sections 6.01, 6.02 and 6.03, or advance of costs, charges and expenses under Section 6.05 of this Article, shall be made promptly, and in any event within 60 days, upon the written request of the Director or officer. The right to indemnification or advances as granted by this Article shall be enforceable by the Director or officer in any court of competent jurisdiction, if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Section 6.05 of this Article where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Sections 6.01 or 6.02 of this Article, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 6.01 or 6.02 of this Article, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

           SECTION 6.07. Other Rights; Continuation of Right to Indemnification. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any law (common or statutory), provision of the Certificate of Incorporation, other By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, and shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the estate, heirs, executors and administrators of such person. All rights to indemnification under this Article shall be deemed to be a contract between the Corporation and each Director or officer of the Corporation who serves or served in such capacity at any time while this Article is in effect. Any repeal or modification of this Article or any repeal or modification of relevant provisions of the Delaware General Corporation Law or any other applicable laws shall not in any way diminish any rights to indemnification of such Director or officer or the obligations of the Corporation arising hereunder. The Corporation may also indemnify any and all other persons whom it shall have power to indemnify under any applicable law from time to time in effect to the extent authorized by the Board of Directors and permitted by such law.

           SECTION 6.08. Insurance. The Corporation shall purchase and maintain insurance on behalf of any person who is or was or has agreed to become a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire Board of Directors.

           SECTION 6.09. Savings Clause. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Director and officer of the Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the full extent permitted by applicable law.

           SECTION 6.10. Definition. For purposes of this Article, the term "corporation" shall include constituent corporations referred to in Subsection (h) of Section 145 of the General Corporation Law of the State of Delaware (or any similar provision of applicable law at the time in effect).

    Section 102(b)(7) of the Delaware General Corporation Law, as amended, provides in regard to the limitation of liability of directors and officers as follows:

        (b) In addition to the matters required to be set forth in the certificate of incorporation by subsection (a) of this section, the certificate of incorporation may also contain any or all of the following matters:

                                    * * * *

        (7) A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of this Title, or
    (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this paragraph to a director shall also be deemed to refer (x) to a member of the governing body of a corporation which is not authorized to issue capital stock, and (y) to such other person or persons, if any, who, pursuant to a provision of the certificate of incorporation in accordance with subsection (a) of Section 141 of this title, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by this title.

    Pursuant to specific authority granted by Section 102 of the General Corporation Law of the State of Delaware, ARTICLE ELEVEN of the Company's Restated Certificate of Incorporation provides in regard to the limitation of liability of directors and officers as follows:

        A director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that nothing contained in this ARTICLE ELEVEN shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

        If the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        This ARTICLE ELEVEN may not be amended or modified to increase the liability of a director, or repealed, except upon the affirmative vote of the holders of 75% or more of the outstanding Common Shares. No such amendment, modification, or repeal shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, modification, or repeal.

        The provisions of this ARTICLE ELEVEN shall not be deemed to limit or preclude indemnification of a director by the Corporation for any liability of a director that has not been eliminated by the provisions of this ARTICLE ELEVEN.

    The Company has executed indemnity agreements with Messrs. Wiener, Carrus, Karmazin, Suleman, Lerman, Batkin and Sherman that require it to indemnify these individuals for liabilities incurred by them because of an act or omission or neglect or breach of duty committed while acting in the capacity of an officer or director of the Company, to the full extent permitted by the laws of the

State of Delaware. Certain actions, including acts for which indemnification is found by a court to be illegal and contrary to public policy, are excluded from the coverage of the agreements.

ITEM 16. EXHIBITS.


  1.01  Form of U.S. Purchase Agreement.
  1.02  Form of International Purchase Agreement.
  2.01  Purchase Agreement, dated September 22, 1995, by and among each of the entities identified in Schedule 1.0(a) thereto, Alliance Broadcasting, L.P., each of the entities identified on Schedule 1.0(b) thereto, Infinity Broadcasting Corporation of
        Los Angeles and Infinity Broadcasting Corporation. (This Exhibit can be found as
        Exhibit 2(a) to the Company's Current Report on Form 8-K, filed September 27, 1995, and is incorporated herein by reference.)
  4.01  Restated Certificate of Incorporation of the Company, as amended October 22, 1993.
        (This Exhibit can be found as Exhibit 3(a) to the Company's Report on Form 10-Q for
        the quarter ended September 30, 1993 (File No. 0-14702) and is incorporated herein by reference.)
  4.02  Certificate of Amendment of the Restated Certificate of Incorporation of the
        Company, dated August 8, 1995 and filed with the Commission on August 9, 1995. (This
        Exhibit can be found as Exhibit 3(b) to the Company's Report on Form 10-Q for the
        quarter ended June 30, 1995 (File No. 0-14702) and is incorporated herein by reference.)
  4.03  Amended and Restated By-Laws of the Company. (This Exhibit can be found as Exhibit
        3(b) to the Company's Registration Statement on Forms S-1 and S-3 (Registration No.
        33-46118) and is incorporated herein by reference.)
  4.04  Amended and Restated Stockholders' Agreement, dated as of February 5, 1992, among the Company, Michael A. Wiener, Gerald Carrus, Mel Karmazin and the Lehman
        Investors. (This Exhibit can be found as Exhibit 4(j) to the Company's Registration
        Statement on Forms S-1 and S-3 (Registration No. 33-46118) and is incorporated herein by reference.)
  4.05  Warrant Certificates, dated January 28, 1992, certifying that Shearson Lehman Hutton
        Capital Partners II L.P. is the owner of warrants to purchase 3,550,424 shares of
        Class C Common Stock, par value $.002 per share, of the Company. (This Exhibit can be found as Exhibit 4(l) to the Company's Registration Statement on Forms S-1 and
        S-3 (Registration No. 33-46118) and is incorporated herein by reference.)
  4.06  Warrant Certificates, dated January 28, 1992, certifying that Lehman Brothers
        Merchant Banking Portfolio Partnership L.P. is the owner of warrants to purchase
        5,222,385 shares of Class C Common Stock, par value $.002 per share, of the Company.
        (This Exhibit can be found as Exhibit 4(m) to the Company's Registration Statement
        on Forms S-1 and S-3 (Registration No. 33-46118) and is incorporated herein by reference.)
  4.07  Warrant Certificates, dated December 14, 1993, certifying that Shearson Lehman
        Hutton Offshore Investment Partnership L.P. is the owner of warrants to purchase
        1,154,198 shares of Class C Common Stock, par value $.002 per share, of the Company.
        (This Exhibit can be found as Exhibit 4(j) to the Company's Annual Report on Form
        10-K for the fiscal year ended December 31, 1993 (File No. 0-14702) and is incorporated herein by reference.)
  4.08  Warrant Certificates, dated December 14, 1993, certifying that Shearson Lehman
        Hutton Offshore Investment Partnership Japan L.P. is the owner of warrants to purchase 3,476,282 shares of Class C Common Stock, par value $0.002 per share, of the Company. (This Exhibit can be found as Exhibit 4(k) to the Company's Annual
        Report on Form 10-K for the fiscal year ended December 31, 1993 (File No. 0-14702)
        and is incorporated herein by reference.)
  4.09  Securities Exchange Agreement, dated as of January 28, 1992, among the Company and the Lehman Investors. (This exhibit can be found as Exhibit 4(p) to the Company's
        Registration Statement on Forms S-1 and S-3 (Registration No. 33-46118) and is
        incorporated herein by reference.)
  5.01  Opinion of Debevoise & Plimpton.
 23.01  Consent of KPMG Peat Marwick LLP.
 23.02  Consent of Price Waterhouse LLP.
 23.03  Consent of Debevoise & Plimpton (included in Exhibit 5.01).

 24.01  Powers of Attorney of certain officers and directors of the Company.+


------------


+ Previously filed.


ITEM 17. UNDERTAKINGS.

    (a) Filings Incorporating Subsequent Exchange Act Documents by Reference.

    The undersigned registrant hereby undertakes that, for purpose of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Acceleration of Effectiveness.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons, if any, of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person, if any, of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) Rule 430A.

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, Infinity Broadcasting Corporation (i) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and (ii) has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on this 18th day of October, 1995.


                                          INFINITY BROADCASTING CORPORATION


                                          By          /s/ MEL KARMAZIN

                                             ...................................
                                                        Mel Karmazin
                                               President and Chief Executive
                                                           Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                               TITLE                         DATE
------------------------------------  ------------------------------------   -----------------
                 *                    Chairman of the Board of Directors     October 18, 1995
 ....................................    and Treasurer
           Gerald Carrus
                 *                    Co-Chairman of the Board of            October 18, 1995
 ....................................    Directors and Secretary
         Michael A. Wiener
          /s/ MEL KARMAZIN            Director, President and Chief          October 18, 1995
 ....................................    Executive Officer (principal
            Mel Karmazin                executive officer)
         /s/ FARID SULEMAN            Director, Vice President--Finance,     October 18, 1995
 ....................................    and Chief Financial Officer
           Farid Suleman                (principal financial officer)
                 *                    Director                               October 18, 1995
 ....................................
           Alan R. Batkin
                 *                    Director                               October 18, 1995
 ....................................
          Steven A. Lerman
                 *                    Director                               October 18, 1995
 ....................................
          Jeffrey Sherman
                 *                    Director                               October 18, 1995
 ....................................
         James L. Singleton
                 *                    Director                               October 18, 1995
 ....................................
           James A. Stern



*By          /s/ FARID SULEMAN

    ..................................
              Farid Suleman
             Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT                                    DESCRIPTION                                     PAGE
-------   ------------------------------------------------------------------------------   ----
   1.01   Form of U.S. Purchase Agreement.
   1.02   Form of International Purchase Agreement.
   2.01   Purchase Agreement, dated September 22, 1995, by and among each of the entities identified in Schedule 1.0(a) thereto, Alliance Broadcasting, L.P., each of the entities identified on Schedule 1.0(b) thereto, Infinity
          Broadcasting Corporation of Los Angeles and Infinity Broadcasting Corporation.
          (This Exhibit can be found as Exhibit 2(a) to the Company's Form 8-K, filed
          September 27, 1995, and is incorporated herein by reference.)
   4.01   Restated Certificate of Incorporation of the Company, as amended October 22,
          1993. (This Exhibit can be found as Exhibit 3(a) to the Company's Report on
          Form 10-Q for the quarter ended September 30, 1993 (File No. 0-14702) and is incorporated herein by reference.)
   4.02   Certificate of Amendment of the Restated Certificate of Incorporation of the
          Company, dated August 8, 1995 and filed with the Commission on August 9, 1995.
          (This Exhibit can be found as Exhibit 3(b) to the Company's Report on Form
          10-Q for the quarter ended June 30, 1995 (File No. 0-14702) and is incorporated herein by reference.)
   4.03   Amended and Restated By-Laws of the Company. (This Exhibit can be found as
          Exhibit 3(b) to the Company's Registration Statement on Forms S-1 and S-3
          (Registration No. 33-46118) and is incorporated herein by reference.)
   4.04   Amended and Restated Stockholders' Agreement, dated as of February 5, 1992, among the Company, Michael A. Wiener, Gerald Carrus, Mel Karmazin and the
          Lehman Investors. (This Exhibit can be found as Exhibit 4(j) to the Company's
          Registration Statement on Forms S-1 and S-3 (Registration No. 33-46118) and is
          incorporated herein by reference.)
   4.05   Warrant Certificates, dated January 28, 1992, certifying that Shearson Lehman
          Hutton Capital Partners II L.P. is the owner of warrants to purchase 3,550,424 shares of Class C Common Stock, par value $.002 per share, of the Company.
          (This Exhibit can be found as Exhibit 4(l) to the Company's Registration
          Statement on Forms S-1 and S-3 (Registration No. 33-46118) and is incorporated herein by reference.)
   4.06   Warrant Certificates, dated January 28, 1992, certifying that Lehman Brothers
          Merchant Banking Portfolio Partnership L.P. is the owner of warrants to purchase 5,222,385 shares of Class C Common Stock, par value $.002 per share, of the Company. (This Exhibit can be found as Exhibit 4(m) to the Company's
          Registration Statement on Forms S-1 and S-3 (Registration No. 33-46118) and is
          incorporated herein by reference.)
   4.07   Warrant Certificates, dated December 14, 1993, certifying that Shearson Lehman
          Hutton Offshore Investment Partnership L.P. is the owner of warrants to purchase 1,154,198 shares of Class C Common Stock, par value $.002 per share, of the Company. (This Exhibit can be found as Exhibit 4(j) to the Company's
          Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (File
          No. 0-14702) and is incorporated herein by reference.)
   4.08   Warrant Certificates, dated December 14, 1993, certifying that Shearson Lehman
          Hutton Offshore Investment Partnership Japan L.P. is the owner of warrants to purchase 3,476,282 shares of Class C Common Stock, par value $0.002 per share, of the Company. (This Exhibit can be found as Exhibit 4(k) to the Company's
          Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (File
          No. 0-14702) and is incorporated herein by reference.)
   4.09   Securities Exchange Agreement, dated as of January 28, 1992, among the Company and the Lehman Investors. (This exhibit can be found as Exhibit 4(p) to the
          Company's Registration Statement on Forms S-1 and S-3 (Registration No. 33-
          46118 ) and is incorporated herein by reference.)
   5.01   Opinion of Debevoise & Plimpton.
  23.01   Consent of KPMG Peat Marwick LLP.

EXHIBIT                                    DESCRIPTION                                     PAGE
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
  23.02   Consent of Price Waterhouse LLP.
  23.03   Consent of Debevoise & Plimpton (included in Exhibit 5.01).
  24.01   Powers of Attorney of certain officers and directors of the Company.+
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+ Previously filed.